UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 30, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

QUARTERLY INFORMATION

as of June 30, 2025

TIM S.A.

QUARTERLY INFORMATION

June 30, 2025

Contents

Independent auditors’ report on quarterly information	1
Quarterly information
Balance sheets	3
Statements of income	5
Statements of comprehensive income	6
Statements of changes in shareholders' equity	7
Statements of cash flows	9
Statements of added value	11
Performance comment	12
Notes to the quarterly information	32
Tax Council Opinion	110
Statement of the Executive Officers on the quarterly information	111
Statement of the Executive Officers on the Independent auditors' report	112

EY
Shape the future
with confidence

Centro Empresarial PB 370
Praia de Botafogo, 370
8º ao 10º andar - Botafogo
22250-040 - Rio de Janeiro - RJ - Brasil
Tel: +55 21 3263-7000
ey.com.br

Other matters

Statement of value added

The abovementioned quarterly information includes the statement of value added (SVA) for the six-month period ended June 30, 2025, prepared under the Company management's responsibility and presented as supplementary information under IAS 34. This statement has been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether it is reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by Accounting Pronouncement CPC 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that it was not prepared, in all material respects, in accordance with the criteria set forth by this standard and consistently with the overall interim financial information.

Rio de Janeiro, July 30, 2025

ERNST & YOUNG
Auditores Independentes S/S Ltda.
CRC SP-015199/F

Leonardo Amaral Donato
Accountant CRC RJ-090794/O

TIM S.A.
BALANCE SHEETS
June 30, 2025 and December 31, 2024
(In thousands of reais)

	Note	June 2025	December 2024

Assets		56,954,895	56,327,311

Current assets		13,455,115	12,662,929
Cash and cash equivalents	4	2,994,617	3,258,743
Marketable securities	5	2,479,140	2,434,441
Trade accounts receivable	6	5,335,336	4,677,935
Inventories	7	358,229	293,529
Recoverable income tax and social contribution	8.a	44,734	111,376
Recoverable taxes, fees and contributions	9	903,508	946,103
Prepaid expenses	10	568,550	280,851
Derivative financial instruments	36	434,155	379,888
Leases	18	33,290	33,717
Other amounts recoverable	17	33,155	38,033
Other assets	13	270,401	208,313

Non-current assets		43,499,780	43,664,382
Long-term receivables		4,304,920	4,625,808
Marketable securities	5	21,401	15,241
Trade accounts receivable	6	112,650	137,815
Recoverable income tax and social contribution	8.b	230,768	214,880
Recoverable taxes, fees and contributions	9	927,315	907,353
Deferred income tax and social contribution	8.c	1,276,104	1,081,633
Judicial deposits	11	692,575	677,530
Prepaid expenses	10	296,857	281,290
Derivative financial instruments	36	-	522,822
Leases	18	208,727	206,670
Other financial assets	12	508,298	550,669
Other assets	13	30,225	29,905

Investment	14	1,315,916	1,368,286
Property, plant and equipment	15	23,246,175	22,815,328
Intangible assets	16	14,632,769	14,854,960

Notes are an integral part of the quarterly information.

3

TIM S.A.
BALANCE SHEETS
June 30, 2025 and December 31, 2024
(In thousands of reais)

	Note	June 2025	December 2024

Total liabilities and shareholders' equity		56,954,895	56,327,311

Total liabilities		31,829,409	29,922,675

Current liabilities		14,857,968	12,827,248
Suppliers	19	4,522,549	4,986,912
Loans and financing	21	950,797	348,353
Lease liabilities	18	1,597,359	1,629,698
Derivative financial instruments	36	220,270	224,275
Labor obligations		333,068	353,256
Income tax and social contribution payable	8.b	92,482	46,610
Taxes, fees and contributions payable	22	4,251,834	3,888,568
Dividends and interest on shareholders' equity payable	25	2,181,244	671,525
Authorizations payable	20	309,960	299,354
Deferred revenues	23	293,675	280,422
Other liabilities and provision		104,730	98,275

Non-current liabilities		16,971,441	17,095,427
Loans and financing	21	1,955,459	2,687,148
Lease liabilities	18	11,719,795	10,946,148
Income tax and social contribution payable	23	6,511	-
Taxes, fees and contributions payable	22	37,543	38,286
Provision for legal and administrative proceedings	24	1,478,933	1,564,293
Pension plan and other post-employment benefits	37	3,461	3,461
Authorizations payable	20	1,184,200	1,180,428
Deferred revenues	23	528,998	559,445
Other liabilities and provision		56,541	116,218

Shareholders' equity	25	25,125,486	26,404,636
Share capital		13,477,891	13,477,891
Capital reserves		408,768	373,020
Profit reserves		10,019,460	12,559,460
Equity valuation adjustments		(2,284)	(2,284)
Treasury shares		(51,357)	(3,451)
Profit for the period		1,273,008	-

Notes are an integral part of the quarterly information.

4

TIM S.A.
STATEMENTS OF INCOME
Periods ended June 30, 2025 and 2024
(In thousands of reais, unless otherwise indicated)

	Notes	2Q25	June 2025	2Q24	June 2024

Net revenue	27	6,599,933	12,993,574	6,302,540	12,398,069

Costs of services provided and goods sold	28	(3,087,121)	(6,171,123)	(2,915,225)	(5,868,106)
Gross income		3,512,812	6,822,451	3,387,315	6,529,963

Operating revenues (expenses):
Selling expenses	28	(1,489,970)	(2,979,199)	(1,496,056)	(2,961,776)
General and administrative expenses	28	(430,727)	(866,393)	(440,365)	(889,004)
Equity in earnings	14	(25,723)	(52,370)	(23,086)	(45,587)
Other revenues (expenses), net	29	(17,877)	(83,836)	(53,589)	(146,451)
		(1,964,297)	(3,981,798)	(2,013,096)	(4,042,818)

Operating profit		1,548,515	2,840,653	1,374,219	2,487,145

Financial revenues (expenses):
Financial revenues	30	466,422	771,727	188,210	409,391
Financial expenses	31	(789,136)	(1,659,666)	(661,175)	(1,415,230)
Net foreign exchange variations	32	(52,003)	(85,244)	23,012	30,895
		(374,717)	(973,183)	(449,953)	(974,944)

Profit before income tax and social contribution	-	1,173,798	1,867,470	924,266	1,512,201

Income tax and social contribution	8.d	(198,412)	(94,462)	(143,046)	(211,558)

Net profit for the period		975,386	1,773,008	781,220	1,300,643

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	33	0.40	0.73	0.32	0.54

Diluted earnings per share	33	0.40	0.73	0.32	0.54

Notes are an integral part of the quarterly information.

5

TIM S.A.
STATEMENTS OF COMPREHENSIVE INCOME
Periods ended June 30, 2025 and 2024
(In thousands of reais)

	2Q25	June 2025	2Q24	June 2024

Net profit for the period	975,386	1,773,008	781,220	1,300,643

Other components of the comprehensive income
Total comprehensive income for the period	975,386	1,773,008	781,220	1,300,643

Notes are an integral part of the quarterly information.

6

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Period ended June 30, 2025
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed		Tax incentive reserve	Equity valuation adjustments	Treasury shares	Retained earnings	Total
Balances on January 01, 2025	13,477,891	373,020	1,521,086	6,285,419		2,050,000		2,702,955	(2,284)	(3,451)	-	26,404,636

Total comprehensive income for the period
Net profit for the period	-	-	-	-		-		-	-	-	1,773,008	1,773,008
Total contribution from shareholders and distribution to shareholders	-	-	-	-		-		-	-	-	-	-
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	1,773,008	1,773,008
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan (Note 25.b)	-	11,751	-	-		-		-	-	-	-	11,751
Purchase of treasury shares, net of disposals	-	-	-	-		-		-	-	(47,906)	-	(47,906)
Lapsed fractional shares		23,997		-								23,997
Allocation of net profit for the period:
Interest on Shareholders’ Equity (note 25)	-	-	-	(490,000)		-					(500,000)	(990,000)
Additional dividends/interest on shareholders’ equity distributed	-	-	-	(2,050,000)				-	-	-	-	(2,050,000)
Distribution of reserve for expansion (Note 25)	-	-	-	2,050,000		(2,050,000)			-		-	-
Total contribution from shareholders and distribution to shareholders	-	35,748	-	(490,000)		(2,050,000)		-	-	(47,906)	(500,000)	(3,052,158)
Balances at June 30, 2025	13,477,891	408,768	1,521,086	5,795,419		-		2,702,955	(2,284)	(51,357)	1,273,008	25,125,486

Notes are an integral part of the quarterly information.

7

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Period ended June 30, 2024
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed		Tax incentive reserve	Equity valuation adjustments	Treasury shares	Retained earnings	Total
Balances on January 1, 2024	13,477,891	384,311	1,380,427	7,107,369		1,310,000		2,362,239	(3,313)	(2,984)	-	26,015,940

Total comprehensive income for the period
Net profit for the period	-	-	-	-		-		-	-	-	1,300,643	1,300,643
Total contribution from shareholders and distribution to shareholders	-	-	-	-		-		-	-	-	-	-
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	1,300,643	1,300,643
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan (note 27)	-	14,113	-	-		-			-	-	-	14,113
Purchase of treasury shares, net of disposals	-	-	-	-		-			-	(45,004)	-	(45,004)
Allocation of net profit for the period:										-
Interest on Shareholders’ Equity (Note 26)	-	-	-	-		-			-		(500,000)	(500,000)
Additional dividends/interest on shareholders’ equity distributed				(1,310,000)						-		(1,310,000)
Distribution of reserve for expansion (Note 26)	-	-	-	1,310,000		(1,310,000)			-	-	-	-
Total contribution from shareholders and distribution to shareholders	-	14,113	-	-		(1,310,000)		-	-	(45,004)	(500,000)	(1,840,891)
Balances at June 30, 2024	13,477,891	398,424	1,380,427	7,107,369		-		2,362,239	(3,313)	(47,988)	800,643	25,475,692

Notes are an integral part of the quarterly information.

8

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOWS
Period ended June 30, 2025 and 2024
(In thousands of reais)

	Note	June 2025	June 2024
Operating activities
Profit before income tax and social contribution		1,867,470	1,512,201
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization	28	3,521,902	3,510,272
Equity in earnings	14	52,370	45,587
Residual value of written-off property, plant and equipment and intangible assets		6,639	3,448
Interest on asset retirement obligation		2,006	6,749
Provision for legal and administrative proceedings	24	91,513	139,180
Inflation adjustment on judicial deposits and legal and administrative proceedings		(30,987)	75,849
Interest, monetary and exchange rate variations on loans and other financial adjustments		430,333	403,913
Yield from marketable securities		(159,101)	(82,337)
Interest on lease liabilities	31	774,400	710,029
Lease interest	30	(14,258)	(14,072)
Provision for expected credit losses	28	373,450	338,102
Income (loss) from operations with other derivatives		165,780
Long-term incentive plans		11,751	14,113
		7,093,268	6,663,034
Decrease (increase) in operating assets
Trade accounts receivable		(558,857)	(791,033)
Recoverable taxes, fees and contributions		98,514	196,963
Inventories		(64,700)	(84,113)
Prepaid expenses		(303,266)	(339,295)
Judicial deposits		11,595	25,438
Other assets		(56,779)	16,575
Increase (decrease) in operating liabilities
Labor obligations		(20,188)	(30,519)
Suppliers		(458,436)	(993,214)
Taxes, fees and contributions payable		190,502	204,482
Authorizations payable		9,673	(103,439)
Payments for legal and administrative proceedings	24	(172,525)	(161,065)
Deferred revenues		(17,195)	(52,138)
Other liabilities		(123,576)	(169,535)
Cash generated by operations		5,628,030	4,382,141
Income tax and social contribution paid		(161,396)	(49,947)
Net cash generated by operating activities		5,466,634	4,332,194

9

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOWS
Period ended June 30, 2025 and 2024
(In thousands of reais)

	Note	June 2025	June 2024

Investment activities
Redemptions of marketable securities		3,979,342	4,379,525
Investments on marketable securities		(3,871,100)	(3,541,583)
Capital contribution 5G Fund		(84,984)	(77,159)
Additions to property, plant and equipment and intangible assets		(2,221,098)	(2,279,501)
Receipt according to C6		52,000	-
Other		12,628	10,478
Net cash used in investment activities		(2,133,212)	(1,508,240)

Financing activities
Inflows on loans and financing	36	-	386,925
Amortization of loans and financing	36	(223,272)	(1,170,677)
Interest paid - Loans and financing	36	(53,703)	(80,537)
Payment of lease liability	36	(796,905)	(825,874)
Interest paid on lease liabilities	36	(785,708)	(712,272)
Lease incentives received		3,842	65,457
Derivative financial instruments		(67,527)	(137,305)
Purchase of treasury shares, net of disposals		(47,906)	(45,004)
Dividends and interest on shareholders’ equity paid	25	(1,626,369)	(1,271,447)
Net cash used in financing activities		(3,597,548)	(3,790,734)

Increase (decrease) in cash and cash equivalents		(264,126)	(966,780)
Cash and cash equivalents at the beginning of the period		3,258,743	3,077,931
Cash and cash equivalents at the end of the period		2,994,617	2,111,151

Notes are an integral part of the quarterly information.

10

TIM S.A.
STATEMENT OF VALUE ADDED
Periods ended June 30, 2025 and 2024
(In thousands of reais)

	June 2025	June 2024
Revenues
Gross operating revenue	19,392,739	17,817,307
Losses on doubtful accounts	(373,450)	(338,102)
Discounts granted, returns and others	(4,373,968)	(3,441,977)
	14,645,321	14,037,228
Inputs acquired from third parties
Cost of services rendered and goods sold	(2,381,230)	(2,116,975)
Materials, energy, outsourced services and other	(1,781,964)	(1,871,745)
	(4,163,194)	(3,988,720)
Withholding
Depreciation and amortization	(3,521,902)	(3,510,272)
Net added value produced	6,960,225	6,538,236
Value added received in transfer
Equity in earnings	(52,370)	(45,587)
Financial revenues	859,605	571,334
	807,235	525,747
Total added value payable	7,767,460	7,063,983

Distribution of added value
Personnel and charges
Direct remuneration	395,242	402,443
Benefits	153,265	132,120
FGTS (Severance Pay Fund)	40,709	39,420
Other	20,861	27,913
	610,077	601,896
Taxes, fees and contributions
Federal	1,319,504	1,430,775
State	1,498,676	1,485,771
Municipal	62,056	52,447
	2,880,236	2,968,993
Third-party capital remuneration
Interest	1,827,700	1,542,359
Rentals	668,692	644,946
	2,496,392	2,187,305
Other
Social investment	7,747	5,146
	7,747	5,146
Shareholders’ Equity Remuneration
Dividends and interest on shareholders’ equity	500,000	500,000
Retained earnings	1,273,008	800,643
	1,773,008	1,300,643

Notes are an integral part of the quarterly information.

11

INCOME (LOSS) IN THE SECOND QUARTER OF 2025

2Q25 EARNINGS RELEASE

RESULTS CONFERENCE
July 31st, 2025, at:
10:00 a.m. (BRT) / 9:00 a.m. (US EST)
Livestream (Zoom): Click here

1st half of 2025 marked by solid execution

RESULTS HIGHLIGHTS

Net Service Revenue
(R$ Mln; %YoY)

6,103
6,417
2Q24
2Q25

+5.1% Consistent result of Service Revenue driven by postpaid performance

Normalized EBITDA & Margin*
(R$ Mln; %YoY)

3,153
3,351
2Q24
2Q25
50.0%
50.8%
EBITDA Margin

+6.3% Solid EBITDA growth and another quarter with Margin expansion

Normalized Net Income*
(R$ Mln; %YoY)

781
976
2Q24
2Q25

+25.0% Robust expansion of Net Income as result of a well-conducted operation

+5.4% YoY growth in Service Revenue in 6M25	**+5.9%** YoY increase in Mobile Services Revenue in 6M25
+12.2% YoY evolution in Postpaid Revenue in 6M25	**17.1%** of Capex over Net Revenue in 6M25 (-1.3 p.p. YoY)
+14.3% of OpCF* expansion in 6M25 (Margin of 20.9%)	**R$ 1.3 Bln** Announced as IoC until July

Parcerias

Partnership with Eletrobras: Eletrobras

- TIM and Eletrobras offer up to 30% discount on energy bills for companies with bills above R$ 10k (high voltage);
- Partnership with a potential market of 2 million customers;
- Launch in PR and SC, with national expansion until September.

B2B

Progress in the B2B segments: increased presence in the Logistics sector

- More than 7,000 km of roads covered with TIM's 4G
- Way Brasil: Pioneering project for digital connectivity on Brazilian highways; > 1,000 km of covered roads and 630 km with monitoring cameras
- Ecorodovias: > 2,000 km of covered roads

Network infrastructure: bigger and more efficient

3 years of 5G: Maintaining leadership

TIM maintains its leadership in Brazil with 707 cities served, covering 70% of the urban population;

Traffic already represents 30% in Brazilian capitals;

The cost per GB of 5G represents about 30% of the cost of 4G, confirming the expected efficiency of Capex.

New initiatives in towers front

Continuous renegotiation of tower contracts: more than 6k sites already shut down or relocated and 30% under negotiation;

We have advanced in the execution of our ran sharing contract with 50% of the single grid already executed;

Exploring new opportunities: launch of RFQ for the construction of 1,000 towers with no impact on guidance.

Case studies in SP and MG

São Paulo: start with strong positive signs

Commercial growth alongside network modernization;

30 new stores by the end of 2025 (8 already delivered);

> 1,500 modernized 4G and 5G sites, benefiting 246 cities and more than 10 million people.

Minas Gerais in focus: next step in transformation

The 360 approach arrives in Minas Gerais: 131 cities are expected to have 5G by December 2025, benefiting 10 million people;

13 new stores by the end of 2025 (7 already delivered).

* EBITDA and Net Income normalized according to the items described in their respective sections. EBITDA-AL excluding the impact of fines from the decommissioning of the sites. Operating Cash Flow ("OpCF") represents EBITDA-AL minus Capex.

12

INCOME (LOSS) IN THE SECOND QUARTER OF 2025

13

INCOME (LOSS) IN THE SECOND QUARTER OF 2025

RECENT AND SUBSEQUENT EVENTS

Shareholder's Remuneration

The Board of Directors of TIM S.A. approved the distribution of Interest on Capital in the amounts of R$320 million on July 22, 2025, and R$300 million on May 5, 2025. For further details, please visit the TIM S.A. Investor Relations website: Dividends & IoC

Reverse Stock Split and Stock Split Operation: Auction Results of Fractional Shares

On July 14, 2025, TIM S.A. informed the market of the auction held for the sale of 22,059,698 common shares, formed from the consolidation of fractional shares resulting from the reverse stock split and subsequent split operation. The auction was conducted through BTG Pactual CTVM S.A. on B3 S.A. – Brasil, Bolsa, Balcão. The net result of the auction, after deducting costs and fees, was approximately R$455 million. The outcome of the auction was made available to the holders of the share fractions in the appropriate proportions, and the payment was made on July 23, 2025. For further details, please visit the TIM S.A. Investor Relations website: Filings

New Investor Relations Officer

In July 2025, TIM announced that the Company's Board of Directors elected Mr. Vicente de Moraes Ferreira to the position of Investor Relations Officer ("IRO"), effective as of August 1st, 2025. For further details, please visit the TIM S.A. Investor Relations website: Filings

14

INCOME (LOSS) IN THE SECOND QUARTER OF 2025

FINANCIAL HIGHLIGHTS

Operational Revenue

Advance in mobile revenue supported by consistency in Postpaid performance

Total Net Revenue grew 4.7% YoY in 2Q25, driven by the Mobile Services Revenue growth, reflecting the postpaid evolution. In 6M25, Net Revenue increased 4.8% YoY. Services Revenue grew 5.1% YoY in 2Q25 and expanded 5.4% YoY in 6M25.

Breakdown of Mobile Segment (net of taxes and deductions):

Mobile Service Revenue ("MSR") increased 5.6% YoY in 2Q25, driven by strong postpaid performance and a focused strategy to monetize the customer base through continuous improvement of the value proposition. As a result, Mobile ARPU (average monthly revenue per user) reached a record value of R$32.7, an increase of 4.8% YoY. In 6M25, MSR grew 5.9% YoY.

Customer Generated Revenue ("CGR"), which represents MSR after excluding interconnection, customer platform and other revenues, grew 5.8% YoY, totaling R$5,703 million in 2Q25. This performance is explained by the growth in revenue generated by TIM clients (Postpaid and Prepaid) and by the revenue generated by non-TIM clients (national and international roaming, and others). In 6M25, CGR increased by 6.3% YoY.

Interconnection (ITX) Revenue rose 4.2% YoY in 2Q25, driven by the increase in the MTR tariff in February and a positive impact related to agreements with other operators. In 6M25, the line declined 4.0% YoY, influenced by lower incoming traffic.

In 2Q25, Customer Platform Revenue reached R$29 million, a 5.0% YoY decrease, reflecting the end of the partnership with Banco C6 in the previous quarter, which impacted on the comparative base. In 6M25, the line declined 17.9% YoY.

15

INCOME (LOSS) IN THE SECOND QUARTER OF 2025

Below is a breakdown of the performance of each mobile client profile:

Postpaid Revenue expanded 10.7% YoY in 2Q25, bringing Postpaid ARPU to R$44.3 (+1.0% YoY) and Postpaid ex-M2M ARPU to R$55.3 (+3.6% YoY). This evolution reflects a positive dynamic in Postpaid, influenced by: (i) annual price adjustments, concluded during the second quarter; (ii) evolution of the customer base mix through the migration to higher value plans; and (iii) maintenance of low churn levels (0.8% in Postpaid ex-M2M). In 6M25, revenue was up 12.2% YoY.

Prepaid Revenue fell 10.6% YoY in 2Q25, with a Prepaid ARPU of R$14.3 (-4.0% YoY), still partially impacted by a lower recharge frequency and the ongoing migration of prepaid customers to higher-value plans. In 6M25, revenue fell 10.8% YoY.

Breakdown of Fixed Segment (net of taxes and deductions):

Fixed Service Revenue ("FSR") decreased 2.8% YoY in 2Q25. TIM Ultrafibra, the broadband service, declined by 3.6% YoY, with an ARPU of R$ 95.6 (-3.0% YoY). Broadband continues to be impacted by a competitive and fragmented market, with intense price competition and many regional players. The company remains focused on an approach aimed at greater operational efficiency, which resulted in net additions of 9.2k new users in 2Q25, driven by a reduction in the level of disconnections. In 6M25, FSR fell 3.5% YoY and TIM Ultrafibra declined 4.1% YoY.

Breakdown of Product Revenue (net of taxes and deductions):

Product Revenue fell 8.0% YoY in 2Q25 and 12.6% YoY in 6M25, primarily due to a contraction in equipment sales

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INCOME (LOSS) IN THE SECOND QUARTER OF 2025

Operational Costs and Expenses

Growth below inflation supported by discipline in cost control

* Operational Costs and Expenses normalized for: costs with legal consultancy services related to the end of the dispute with C6 Bank (+R$1.1 million no 2Q25 and +R$19.0 million in 1Q25).

Normalized Operating Costs and Expenses totaled R$3,249 million in 2Q25, growing 3.1% year-on-year, below the inflation rate recorded during the period (last twelve months IPCA as of June 2025: 5.35%[1]). The increase also reflects the impact of the network and interconnection group, which remains the main driver of pressure on this line. In 6M25, Opex increased by 3.2% YoY.

Breakdown of Normalized Costs and Expenses:

Personnel costs grew 3.3% YoY in 2Q25, mainly due to the annual adjustments in salaries, benefits, and social charges. In 6M25, the line was practically stable year-on-year (+0.8% YoY).

The Selling & Marketing line decreased by 5.0% YoY in 2Q25, explained by: (i) the positive impact of cost-efficiency initiatives associated with digitalization efforts, such as the growth of +5.9 p.p. YoY in digital sales penetration and +14 p.p. YoY in the adoption of PIX as a digital payment method; and (ii) lower expenses with Fistel fees. In 6M25, the line decreased 3.4% YoY.

Network and Interconnection expenses rose 15.6% YoY in 2Q25 and continue to be impacted by the combined effect of increased expenses with content providers and higher expenses related to international roaming services. In 6M25, these expenses increased by 16.0% YoY due to previously mentioned factors.

Normalized G&A[2] expenses in 2Q25 remained nearly unchanged compared to the prior year. This stability resulted from the combined effect of increased IT maintenance costs and reduced third-party service expenses. In 6M25, the line fell 2.4% YoY, also benefiting from lower spending on legal services in the period.

[1] Source: IBGE

[2] The General and Administrative Expenses line had a non-recurring impact of R$19.0 million in 1Q25, related to costs with legal consulting services related to the settlement of the dispute with Banco C6.

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INCOME (LOSS) IN THE SECOND QUARTER OF 2025

Cost of Goods Sold (COGS) fell 4.5% YoY in 2Q25, reflecting the decrease in product sales during the period. In 6M25, the decrease was 9.9% YoY, due to the same reasons.

The Bad Debt line increased 11.0% YoY in 2Q25, reflecting the accelerated growth of the postpaid customer base in the quarter. Bad Debt's ratio over gross revenue remains stable at 1.9%, showing TIM’s ongoing efforts to maintain efficient customer acquisition and billing models. In 6M25, the Bad Debt increased by 10.5% YoY.

Other Normalized Operating Expenses (Revenues)[3] decreased 68.8% YoY in 2Q25, mainly due to a lower civil contingency (Note 24 in Financial Statements). In 6M25, the line recorded a decrease of 43.5% YoY for the same reasons previously mentioned.

[3] The Other Operating Expenses (Revenues) line had a non-recurring impact of R$1.1 million in 2Q25, referring to contractual adjustments with legal advisors in the context of the end of the dispute with C6 Bank.

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INCOME (LOSS) IN THE SECOND QUARTER OF 2025

From EBITDA to Net Income

EBITDA and margin expansion driven by revenue growth and positive effects from cost efficiency initiatives

* EBITDA normalized according to the items indicated in the Costs section (+R$1.1 million in 2Q25 and +R$19.0 million in 1Q25). Net Income normalized according to the items described in the Costs section and by non-recurring effects on Income Tax and Social Contribution (-R$387k in 2Q25 and -R$6.5 million in 1Q25).

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INCOME (LOSS) IN THE SECOND QUARTER OF 2025

EBITDA6F[4] (Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings)F

Normalized EBITDA totaled R$3,351 million in 2Q25, representing an increase of 6.3% YoY. This result took the Normalized EBITDA Margin to 50.8% (+0.8 p.p. YoY), marking another record for the best result for a second quarter of the year. The result reflects the evolution in mobile service revenue, combined with efficient and disciplined cost management. In 6M25, Normalized EBITDA grew 6.5% YoY, with Normalized EBITDA Margin of 49.5% (+0.8 p.p. YoY).

EBITDA After Leases (AL)

Returning the effects of leases into EBITDA, Normalized[5] EBITDA-AL (after lease) grew 5.7% YoY in 2Q25, leading to a Margin of 39.4% (+0.4 p.p. YoY). The increase reflects the EBITDA expansion, although impacted by effects on leasing, such as annual adjustments in contracts and a decrease in contractual incentives – in 2Q24 this line was still benefiting from negotiations regarding the Oi towers’ decommissioning process. In 6M25, Normalized EBITDA-AL increased by 6.1% YoY, reaching a Normalized EBITDA-AL Margin of 38.0% YoY (+0.4 p.p.).

[4] EBITDA normalized according to the items described in the "Costs" section.

[5] Excludes the impact of fines from the decommissioning of the sites.

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INCOME (LOSS) IN THE SECOND QUARTER OF 2025

Depreciation and Amortization (D&A)

The D&A line grew 1.2% YoY in 2Q25, due to the increase in depreciation on network equipment, partially offset by the reduction in depreciation related to IFRS 16 lease use rights. In 6M25, D&A remained stable year-on-year (+0.3% YoY).

Net Financial Results

Net Financial Result was negative R$375 million in 2Q25, an improvement of 16.7% YoY, mainly explained by the positive performance of 5G Fund, which totaled R$73 million in financial appreciation in 2Q25. In 6M25, the Financial Result remained stable year-on-year (-0.2% YoY), explained by the item indicated above, by a higher cash position, together with the increase in the Selic rate, and partially affected by the adjustment related to the termination of the partnership with Banco C6.

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INCOME (LOSS) IN THE SECOND QUARTER OF 2025

Income Tax and Social Contribution

In the Normalized[6] view, Income Tax and Social Contribution ("IR/CS") totaled -R$199 million in 2Q25 (effective rate of -16.9%) compared to -R$143 million in 2Q24 (effective rate of -15.5%), mainly explained by an increase in taxable income. In 6M25, IR/CS totaled -R$101 million in 2Q25 compared to -R$212 million in 2Q24, due to a higher amount of Interest on Equity in the first half of 2025 vs. 6M24 (R$990 million and R$500 million, respectively), in addition to other impacts that contributed, such as increased tax benefits and the effect of the agreement with Banco C6.

Net Income

In another quarter, Normalized[7] Net Income recorded double-digit annual expansion, totaling R$976 million in 2Q25, an increase of 25.0% YoY. This took Normalized EPS to R$0.40 vs. R$0.32 in 2Q24. In 6M25, Normalized Net Income expanded 37.3% YoY.

INVESTIMENTS AND CASH FLOW

Capex

Well-targeted investments contributing to another period of consistent cash generation

Capex totaled R$ 882 million in 2Q25, representing a YoY decrease of 4.6%, in line with the company’s target for annual capex. During the first half of 2025, investments were primarily directed toward the expansion of the 5G network across Brazil, with a particular focus on enhancing infrastructure in São Paulo and Minas Gerais. These efforts reinforced TIM’s leadership in 5G coverage nationwide. The Capex-to-Net Revenue ratio stood at 13.4% in 2Q25, compared to 14.7% in 2Q24, reflecting a YoY decline of 1.3 p.p. In 6M25, total Capex amounted to R$ 2,221 million, a 2.6% decrease YoY, resulting in a Capex over Net Revenues ratio of 17.1%.

[6] The Income Tax and Social Contribution line had non-recurring effects amounting to -R$387k in 2Q25 and -R$6.5 million in 1Q25.

[7] Net Income normalized according to items described in the section “From EBITDA to Net Income”.

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INCOME (LOSS) IN THE SECOND QUARTER OF 2025

Cash Flow

* Incentives related to lease payments were recognized in accordance with the agreed contractual terms, reducing the disbursement amount for the period (+R$ 3.8 million in 1Q25, +R$ 31.6 million in 2Q24, and +R$ 33.9 million in 1Q24).

Normalized EBITDA minus Capex totaled R$ 2,469 million in 2Q25, representing a YoY increase of 10.8%. Excluding the effects of leases, Normalized[8] EBITDA After Leases (EBITDA-AL) minus Capex amounted to R$ 1,718 million in the period, up 11.9% YoY, with a margin of 26.0%. In 6M25, Normalized EBITDA minus Capex rose 12.0% YoY, while Normalized EBITDA-AL minus Capex grew 14.3% YoY, with a margin of 20.9%.

Operating Free Cash Flow (“OpFCF”) totaled R$ 1,128 million in 2Q25, an increase of R$ 180 million YoY (+19.0% YoY), reflecting the combined effect of the operations’ improved capacity to generate cash (simple cash flow) and a nearly stable working capital variation, despite being impacted by increased lease payments due to a reduction in contractual incentives, compared to the previous year, and by the effects of lease contract renegotiations. In 6M25, OpFCF rose 177.2% YoY, supported by positive operating cash flow and a less negative change in working capital, mainly due to a reduction in the accounts payable line.

[8] EBITDA-AL normalized by the items described in the section “From EBITDA to Net Income” and excluding the impact of fines from the decommissioning of the sites. For further details, please refer to Annex 4 – EBITDA After Lease.

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INCOME (LOSS) IN THE SECOND QUARTER OF 2025

Cash Position

Cash and Marketable Securities totaled R$ 5,474 million at the end of June 2025, representing a 65.3% YoY increase, driven by operating cash generation during the period.

It is also worth noting that the full payment of the TFF (Operating Supervision Fee), which is part of the Fistel fee, has been suspended since 2020. As of June 30, 2025, the total amount recorded was R$ 3.8 billion, comprising R$ 2.9 billion in principal and R$ 903 million in accrued interest.

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INCOME (LOSS) IN THE SECOND QUARTER OF 2025

DEBT

Debt Profile

Total Debt (post-hedge), including net derivatives in the amount of R$ 214 million, reached R$ 16,757 million at the end of June 2025, representing an increase of R$ 591 million compared to 2Q24. This growth was primarily driven by a higher lease liability position, partially offset by a reduction in financial debt.

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CUSTOMER PLATFORM

Digital Ecosystem

Mobile Advertising and Data Monetization

In 1H25, we maintained strong YoY growth of 164% in the volume of campaigns delivered through the TIM Ads platforms, driven by the recurrence of campaigns from key advertisers and the onboarding of new brands.

Education Services

In June 2025, TIM, in partnership with Google and Descomplica, launched a non-degree course on Google's Gemini AI. The course is 100% online and free for TIM customers, with a primary focus on employability. It includes an initial learning track of two modules (8 hours) offered at no cost, and a professional-level track available for R$ 99. Both tracks provide official certification endorsed by Google Cloud. The initiative aims to make artificial intelligence accessible to anyone, anywhere, regardless of prior experience with the subject. All content is delivered by experts from Google Cloud and Descomplica.

Health Services

In the Healthcare vertical, through a partnership with Cartão de Todos, we reached over 266k subscriptions since the beginning of operations in 2Q25, in addition to more than 660k registrations on the platform.

Energy Services

The partnership with Eletrobras has progressed with offerings targeted at B2B customers. The initiative enables clients to save up to 30% on their electricity bills for invoices exceeding R$ 10k, specifically for high-voltage connections (above 2.3 kV). The program has the potential to reach up to 2 million customers and will be supported by TIM's SME sales agents. The rollout began in the states of Paraná and Santa Catarina, with nationwide expansion expected by September.

26

BUSINESS-TO-BUSINESS (B2B)

Total contracted B2B revenue reached **R$ 406 million** in 2Q25, with contributions of 36% from the Agricultural sector, 41% from Logistics initiatives, and 22% from projects targeting the Utilities sector.

Total Contracted Revenue
R$406 Mln
1T24
2T24
3T24
4T24
1T25
2T25

Agribusiness

+22.6 **Millions of 4G hectares**

Partnerships

109 **Companies** in our portfolio

Logistics: a consistent pipeline increasing presence in this vertical.

More than 7,000 km of covered roads with TIM's 4G

Pioneering project of digital connectivity on Brazilian highways

+1,000 km Covered roads

630 km Roads covered with monitoring cameras with real-time transmission

EcoNoroeste, EcoRioMinas and Ecovias do Araguaia

+2,000 km Covered roads

Other partners:

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INCOME (LOSS) IN THE SECOND QUARTER OF 2025

OPERATIONAL INDICATORS

* Data published by Anatel referring to May 2025.

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INCOME (LOSS) IN THE SECOND QUARTER OF 2025

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

ESG Highlights for 2Q25

Environmental

o	TIM was recognized by CDP as a Leader – with a score of A – in Supplier Engagement Assessment, based on its Climate Change questionnaire report. This recognition is the result of a journey we began in 2023, when we began monitoring, with CDP's support, the maturity of our suppliers' ESG initiatives. Over the past two years, we have significantly increased the number of suppliers engaged through CDP's Supply Chain Program and launched a Sustainable Procurement Program. Furthermore, TIM is part of the select "A List" of companies considered global leaders in climate change management.

o	As part of the evolution of the Distributed Generation project, TIM ended the 2nd quarter with 134 plants in operation. The project is responsible for supplying more than 17 thousand sites with the use of renewable energy plants, with a predominance of solar plants. In addition, 100% of the electricity consumed by TIM comes from renewable sources (with the acquisition of I-RECs).

o	TIM ended the 2nd quarter with 1,873 active biosites on its network. These structures, similar to a common pole, are a solution for densifying the mobile access network (antennas/towers) with a very low visual and urban impact, lower cost and quick installation.

Social

o	The Academic Working Capital (AWC) program held its 9th Investment Fair, consolidating the final stage of the pre-acceleration process offered to university students. The initiative, developed by Instituto TIM, supports undergraduate students in transforming their final project projects (TCCs) into technology startups. Since 2015, AWC has trained approximately 650 students, resulting in the creation of more than 120 startups.

o	TIM was the first telecom company in Brazil to achieve Age-Friendly certification. This international seal attests to the company's commitment to respect and concrete actions for the development of professionals 50+. As part of its commitment to diversity, TIM reinforces the creation of a pluralistic and exchanging environment where all generations can share their knowledge and skills.

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INCOME (LOSS) IN THE SECOND QUARTER OF 2025
o	To expand its employability initiatives for people with disabilities, TIM created a training program within the TIM+Diversa program to offer job market qualification courses. The first class, launched in Rio de Janeiro, was aimed at autistic people aged 18 and older with a high school diploma. The one-month course covered technical content and socio-occupational development, including topics such as organization, communication, social interaction, office suite, administrative routines, and more. New classes will be opened, and the plan is to expand the target audience, with courses for people with visual, hearing, and physical disabilities, combining in-person and remote classes.

o	In partnership with the Descomplica platform, a 100% online free training course in Artificial Intelligence was made available to all TIM customers. With free access and accessible language, the content was designed with an emphasis on employability. The goal is to enable anyone to take their first steps in AI, even if they've never encountered the topic before. In 2024, TIM and Descomplica offered the first course on the topic, focused on productivity, which reached over 200,000 subscribers.

Governance

o	TIM released its 2024 ESG Report. The document brings together more than 300 indicators and details results on topics such as climate management, renewable energy, waste management, digital inclusion, and diversity, among others. In it, the Company also updates its ESG strategic plan, with goals that guide its actions in the short, medium, and long term, such as becoming a Net Zero company by 2040.

o	For the fourth consecutive year, TIM has been included in the Great Place To Work (GPTW) ranking, being recognized as one of the Best Companies to Work for in Brazil. The certification, which aims to measure employee confidence in the organization, validates TIM's consistent and focused work on caring for people, as well as the evolution of its culture and the promotion of an environment of diversity and inclusion.

o	For the second consecutive year, TIM has been included in the GPTW Diversidade Mulher ranking as one of the best companies for women to work for in Brazil. This recognition is a result of the consistent and structured actions developed within the company to promote an increasingly inclusive, safe, and well-being culture for all employees. In 2024, women represented over 52% of the workforce and held 37.4% of leadership positions.

To access the quarterly ESG report, please visit: Quarterly ESG Report

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INCOME (LOSS) IN THE SECOND QUARTER OF 2025

Disclaimer

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the second quarter (“2Q25”) and first semester of 2025 (“6M25”), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words “anticipates”, “believes”, “estimates”, “expects”, “forecasts”, “plans”, “predicts”, “projects”, “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

1.	Operations

1.1. Corporate structure

TIM S.A. (“TIM” or “Company”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that holds 66.59% of the share capital of TIM S.A on June 30, 2025 (66.59% on December 31, 2024).

The TIM group (“Group”) comprises TIM and its associated company I-Systems.

The Company holds an authorization for Landline Switched Telephone Service (“STFC”) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”), in all Brazilian states and in the Federal District.

The Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”). Additionally, TIM has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the Brazilian Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

On June 30, 2025, TIM holds a 49% equity interest (49% on December 31, 2024) in the company I-Systems (associated company).

2.	Basis of preparation and presentation of quarterly information

The quarterly information were prepared and are being presented according to the accounting practices adopted in Brazil, which comprise the CVM standards and pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (“CPC”) and in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), currently named “IFRS Accounting Standards” by the IFRS Foundation.

Additionally, the Company considered the guidelines provided for in Technical Guideline OCPC 07 - Evidencing upon Disclosure of General Purpose Financial-Accounting Reports in the preparation of its quarterly information. Accordingly, relevant information of the quarterly information is being evidenced and corresponds to the information used by management when administrating.

The material accounting policies applied in the preparation of this quarterly information are below and/or presented in its respective notes. Those policies were consistently applied in the periods presented.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

a.	General criteria for preparation and disclosure

The quarterly information was prepared considering the historical cost as value basis, except regarding the derivative financial instruments that were measured at fair value.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are stated as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and provision for lawsuits and administrative proceedings that are fully classified as non-current.

On June 30, 2025, the Company reported a net profit of R$ 1,773,008. The Company’s current liabilities exceeded total current assets by R$ 1,402,853. On June 30, 2025, the Company’s shareholders’ equity is positive by R$ 25,125,486.

In connection with the preparation of this quarterly information, Company’s Management made analyses which confirms that the cash generated by operations up to June 30, 2025 is positive by R$ 5.6 billion; therefore, there is no evidence of uncertainties about the going concern.

The presentation of the Statement of Value Added is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly-held companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”. The IFRS do not require the presentation of this statement. Consequently, according to IFRS, this statement is presented as supplementary information, without prejudice to the set of quarterly information.

Interests paid from loans and financing are classified as financing cash flow in the statement of cash flow as it represents costs of obtaining financial resources.

b.	Functional and presentation currency

The currency of presentation of the quarterly information is the Real (R$), which is also the functional currency of the Company and its associated company.

Transactions in foreign currency are recognized by the exchange rate on the date of transaction. Monetary items in foreign currency are translated into Brazilian reais at the foreign exchange rate prevailing on the balance sheet date, informed by the Central Bank of Brazil. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

33

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

The Group’s strategy is focused on optimizing results, and all the operating activities of the group are concentrated in TIM S.A. Although there are diverse activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the result obtained by operating the SMP, STFC and SCM licenses.

d.	Business combination and goodwill

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, which is valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree, regardless of their proportion. For each business combination the Acquirer must measure the non-controlling interest in the acquiree at the fair value or based on its interest in the net assets identified in the acquiree. Costs directly attributable to the acquisition are accounted for as expense when incurred.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets acquired, equity instruments (i.e.: shares) and liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value on the acquisition date, regardless of the proportion of any non-controlling interest. The portion exceeding the transferred consideration of the Company's interest in the acquired identifiable net assets, is recorded as goodwill. Should the consideration transferred be less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the statement of income as a gain from bargain purchase once concepts and calculations applied are reviewed.

On acquiring a business, the Group assesses the financial assets and liabilities assumed in order to rate and to allocate them in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date, which includes segregation by the acquired entity of built-in derivatives existing in the acquired entity’s host contracts.

Any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability should be recognized in accordance with CPC 48 in the statement of income.

Initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities) measured at fair value on acquisition date. If consideration is lower than fair value of net assets acquired, the difference must be recognized as gain in bargain purchase in the statement of income on the acquisition date.

After initial recognition, the goodwill is carried at cost less any accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Group that are expected to benefit by the synergies of combination, regardless of other assets or liabilities of the acquiree being allocated to those units.

When the goodwill is part of a cash generating unit and a portion of this unit is disposed of, the premium associated with the disposed portion should be included in the cost of the operation when calculating gains or losses in the disposal. The goodwill disposed under these circumstances of this operation is determined based on the proportional values of the portion disposed of, in relation to the cash generating unit maintained.

34

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

f.	Approval of quarterly information

This quarterly information was approved by the Company's Board of Directors on July 30, 2025.

g.	New standards, amendments and interpretations of standards

g.1 The following new standards/amendments were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), are effective for the year ended June 30, 2025.

IAS 21 – Effects of changes in exchange rates and translation of financial statements

In March 2024, the IASB issued an amendment regarding Lack of Exchangeability, seeking to define the concept of convertible currency and provide guidance on procedures for non-convertible currencies, determining that convertibility should be assessed at the measurement date based on the purpose of the transaction. If the currency is not convertible, the entity must estimate the exchange rate that reflects market conditions. In situations with multiple rates, the one that best represents the settlement of the cash flows should be used.

The pronouncement also highlights the importance of disclosures about non-convertible currencies, so that users of the financial statements understand the financial impacts, risks involved and criteria used in estimating the exchange rate.

The amendments are effective for financial statement periods starting on or after January 1, 2025.

The Company assessed and did not identify any material impact on the Company’s quarterly information.

CPC 18 (R3) - Investment in associated company, subsidiary and joint venture

In September 2024, the Accounting Pronouncements Committee (CPC) amended Technical Pronouncement CPC 18 (R3) to align Brazilian accounting standards with the IASB’s international standards.

CPC 18 currently allows the equity method (MEP) in the measurement of investments in subsidiaries in the Separate Financial Statements, following changes in international standards. This convergence harmonizes the accounting practices adopted in Brazil with the international ones, without generating material impacts, only editorial and normative adjustments.

The amendments are effective for financial statement periods starting on or after January 1, 2025.

The Company assessed and did not identify any material impact on the Company’s quarterly information.

g.2 The following new standards were issued by Comitê de Pronunciamentos Contábeis [Accounting pronouncements committee] (CPC) and the International Accounting Standards Board (IASB), but are not in effect for the period ended on June 30, 2025. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they come into force.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

IFRS 18: Presentation and disclosure of financial statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 (equivalent to CPC 26 (R1) - Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of income, including specified totals and subtotals. Moreover+, entities are required to classify all income and expenses within the statement of income in one of five categories: operating, investment, financing, income taxes and discontinued operations, of which the first three are new.

The standard also requires the disclosure of performance measures defined by management, subtotals of income and expenses, and includes new requirements for the aggregation and disaggregation of financial information based on the identified “functions” of the primary financial statements (PFS) and notes.

Furthermore, restricted scope amendments were made to IAS 7 (equivalent to CPC 03 (R2) - Statement of Cash Flows), which include changing the starting point for determining cash flows from operations using the indirect method, from “income or loss for the period” to “operating income +r loss” and removing the option to classify cash flows from dividends and interest. In addition, there are consequent amendments in several other standards.

IFRS 18 and the amendments to the other standards will come into force for reporting periods beginning on or after January 01, 2027, with early adoption permitted, and must be disclosed, although in Brazil early adoption is not allowed. IFRS 18 will be applied retrospectively.

The Company is currently working to identify all the impacts that the changes will have on the primary financial statements and notes to the financial statements.

IFRS 19: Subsidiaries without Public Liability: Disclosures

In May 2024, the IASB issued IFRS 19, which allows eligible entities to opt to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary, as defined in IFRS 10 (CPC 36 (R3) – Consolidated Statements), must not have public accountability and must have a parent company (ultimate or intermediate) that prepares consolidated financial statements, available for public use, that comply with IFRS accounting standards.

IFRS 19 will come into force for reporting periods beginning on or after January 01, 2027, with early adoption permitted.

As the Company’s equity instruments are publicly traded, it is not eligible to apply IFRS 19.

36

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

Amendment to IFRS 9 – Disclosure of quantitative information for contractual terms

In May 2024, the IASB issued amendments to IFRS 9 related to financial assets, establishing that entities must disclose quantitative information, such as a range of possible changes in contractual cash flows. This means that entities need to provide both qualitative and quantitative information about the contractual terms that may impact the value of said cash flows. For example, possible changes in contractual interest rates arising from contingent events associated with ESG (environmental, social and governance) targets must be disclosed.

The amendments are effective for financial statement periods starting on or after January 1, 2026.

The Company is assessing the impacts to ensure that all information complies with the standard.

IFRS Accounting Standard for SMEs (Small and Medium-Sized Enterprises)

In February 2025, the IASB issued a significant update to the IFRS Accounting Standard for Small and Medium-Sized Enterprises (SMEs).

The update is the result of a comprehensive periodic review of the standard and includes improvements to the revenue recognition model, the consolidation of fair value measurement requirements in a single location, as well as updating the requirements for business combinations, consolidations and financial instruments.

This update will help improve the quality of the information provided to users of SME financial statements, while maintaining the simplicity of the Standard.

The amendments are effective for financial statement periods starting on or after January 1, 2027.

The Company has assessed that this update is not applicable, since it is a large public traded company and is therefore subject to the full adoption of the international accounting standards (IFRS) issued by the IASB.

3.	Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present on the base date of quarterly information.

By definition, resulting accounting estimates are seldom equal to the respective actual income (loss). The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the book values of assets and liabilities for the fiscal period, are covered below.

(a)       Provision for legal and tax administrative proceedings

The legal and tax administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 24).

37

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

(b)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (Note 36).

(c)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 27).

(d)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee (Note 18), and with the adoption of the accounting standard IFRS 16 / CPC 06 (R2) – Leases, on January 1, 2019, certain judgments were exercised by Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

The company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee’s loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

4.	Cash and cash equivalents

Cash and cash equivalents are financial assets measured at amortized cost or at fair value through profit or loss, respectively.

Company’s Management classifies its financial assets upon initial recognition.

	June 2025	December 2024

Cash and banks	25,539	81,177
Free availability interest earning bank deposits:
CDB	2,969,078	3,177,566

	2,994,617	3,258,743

Bank certificates of deposit (“CDBs”) are nominative securities issued by banks and sold to the public as a form of fund raising. These securities can be traded during the contracted term, at any time, which gives them high liquidity, their adjustment is linked to the percentage of the Interbank Deposit Certificate (CDI), there is no risk of significant impairment in their value and they are used to fulfill the Company’s short-term obligations.

38

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

The average remuneration of CDB investments in the first semester of 2025 is 100.34% p.a. (101.09% on December 31, 2024) of the variation of the Interbank Deposit Certificate - CDI.

5.	Marketable securities

Comprise financial assets measured at fair value through profit or loss.

	June 2025	December 2024

FUNCINE(i)	21,401	15,241
Fundo Soberano(ii)	5,089	2,404
FIC: (iii)
Government bonds(a)	1,688,888	1,716,706
CDB(b)	18,176	18,897
Financial bills(c)	328,622	394,343
Other (d)	438,365	302,091
	2,500,541	2,449,682

Current portion	(2,479,140)	(2,434,441)
Non-current portion	21,401	15,241

(i) Since 2017, the Company, with the aim of using tax deductibility benefit for income tax purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration in the first semester of 2025 was 0.16% p.a. (1.47% p.a. on December 31, 2024).

(ii) Fundo Soberano is composed only of federal government bonds. The average remuneration of FICs in the first semester of 2025 was 99.33% p.a. of the variation of the Interbank Deposit Certificate - CDI (99.20% p.a. on December 31, 2024).

(iii) The Company invests in open FIC's (Quota Investment Fund). Funds are mostly made up of federal government bonds and papers from financial institutions, mostly AAA (highest quality). The average remuneration of FICs in the first semester of 2025 was 102.90% p.a. of the variation of the Interbank Deposit Certificate - CDI (105.14% p.a. on December 31, 2024).

(a) Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(b) CDB operations are securities issued by banks with the commitment of buyback by the bank itself, having their correction linked to the percentage of the Interbank Deposit Certificate (CDI).

(c) The Financial bills is a fix income tittle emitted by financial institutions with the objective of a long-term fund raising.

(d) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

39

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

6.	Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less provision for expected credit losses (“impairment”).

The provision for expected credit losses was recognized as a decrease in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable is close to the book value recorded on June 30, 2025 and December 31, 2024.

Amounts expected to be received in more than 12 months are classified as long-term.

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.58% p.m. (0.58% p.m. on December 31, 2024).

	June 2025	December 2024
Trade accounts receivable	5,447,986	4,815,750

Gross accounts receivable	6,132,811	5,486,319

Billed services	2,478,753	2,481,786
Unbilled services	1,466,442	1,302,906
Network use (interconnexion)	1,056,353	992,414
Sale of goods	642,997	684,858
Contractual assets (Note 23)	19,937	24,027
Other amounts receivable (i)	468,000	-
Other accounts receivable	329	328

Provision for expected credit losses	(684,825)	(670,569)

Current portion	(5,335,336)	(4,677,935)
Non-current portion	112,650	137,815

(i) Amounts to be received arising from the agreement made between TIM and Banco C6 on February 11, 2025 after the approval of CIMA (Cayman Islands Monetary Authority) in March 2025, for the sale of all shares (Note 12) and outstanding subscription warrant held by TIM (Note 36) of the Company at C6 Bank, for a total amount of R$ 520 million. By June 30, 2025, approximately 10% of the amount was received. The remaining balance, of R$ 468 million, will be settled during the year.

40

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

The movement of the provision for expected credit losses, accounted for as an asset reduction account, was as follows:

	June 2025	December 2024
	(6 months)	(12 months)

Opening balance	670,569	629,739
Supplement to expected losses	373,450	693,122
Write-offs of provision	(359,194)	(652,292)
Closing balance	684,825	670,569

The aging of accounts receivable is as follows:

	June 2025	December 2024

Total	6,132,811	5,486,319

Falling due	4,393,276	3,917,182
Overdue (days):
≤30	482,281	372,836
≤60	203,434	123,183
≤90	155,331	149,653
≤120	124,528	105,426
>120	773,961	818,039

7.	Inventories

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price) when this value is less than the average acquisition cost.

	June 2025	December 2024

Total inventory	358,229	293,529

Inventories	377,938	310,054
Cell phones and tablets	281,195	187,866
Accessories and prepaid cards	73,340	98,868
TIM chips	23,403	23,320

Losses on adjustment to realizable value	(19,709)	(16,525)

41

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

8.	Income tax and social contribution

8.a Income tax and social contribution payable

	June 2025	December 2024

Income tax and social contribution payable	275,502	326,256

Income tax	185,717	200,802
Social contribution	89,785	125,454

Current portion	(44,734)	(111,376)
Non-current portion	230,768	214,880

In September 2021, the Federal Supreme Court (“STF”), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. At that time, TIM recorded its best estimate, in the amount of R$ 535 million (principal). Up to June 30, 2025, the total monetary restatement recognized was R$ 131 million. In the third quarter of 2023, TIM’s lawsuit received a favorable final and unappealable decision and in September 2023, the Company obtained credit approval from the Brazilian Federal Revenue Service.

In September 2023, the company carried out the reclassification between asset accounts (Recoverable income tax and social contribution x Deferred income tax and social contribution) amounting R$ 156 million. Recognizing deferred taxes on tax losses and negative CSLL bases in the amounts of R$ 114 million and R$ 42 million, respectively. Moreover, in the same period, TIM reclassified R$ 470 million of credits to current assets. In the years 2023 and 2024, the company used R$ 151 million and R$ 231 million, respectively, in credits to offset federal taxes. In 2025, R$ 70 million of these credits was offset.

42

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

8.b Income tax and social contribution payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2025, the Company has chosen to make the quarterly payment of income tax and social contribution.

	June 2025	December 2024

Income tax and social contribution payable	98,993	46,610

Income tax	34,062	-
Social contribution	64,931	46,610

Current portion	(92,482)	(46,610)
Non-current portion	6,511	-

8.c Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) tax losses and accumulated tax loss carryforwards, when applicable; and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the quarterly information. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only according to the profitable track record and/or when based on the annual forecasts prepared by the Company.

The balances of deferred income tax assets and liabilities are presented at net value in balance sheet when there is the legal right and the intention of offsetting them upon calculation of current taxes, in general related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities are in general presented separately, and not at net balance.

On June 30, 2025 and December 31, 2024, the prevailing tax rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

43

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

The amounts recorded are as follows:

	June 2025	December 2024

Tax loss carryforwards and negative basis of social contribution	-	12,132
Temporary differences:
Provision for legal and administrative proceedings	510,597	536,550
Provision for expected credit losses	264,006	257,645
Taxes with enforceability suspended(i)	1,379,477	1,230,521
Derivative financial instruments	(91,656)	(274,140)
Capitalized interest - 4G and 5G	(229,071)	(246,621)
Adjustments to standard IFRS 16 (ii)	767,386	730,015
Accelerated depreciation (iii)	(1,013,910)	(990,374)
Fair value adjustment I–Systems (former FiberCo) (iv)	(249,477)	(249,477)
Impairment loss (v)	228,656	269,172
Amortized Goodwill – Cozani	(466,420)	(388,245)
Other assets	266,828	287,234
Other liabilities	(90,312)	(92,779)
	1,276,104	1,081,633

Deferred active tax portion	3,416,950	3,323,269
Portion of deferred tax liability	(2,140,846)	(2,241,636)

(i) Mainly represented by the Fistel fee (TFF) for the financial years 2020-2025 of TIM S.A. and the TFF referring to Cozani's 2022 financial year. The Operating Inspection Fee (TFF) for the years 2020 and 2025 of TIM S.A. and TFF for 2022 of Cozani had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See Note 22 for details.

(ii) Represents the addition of new lease contracts. The temporary difference of the IFRS 16 contracts is due to the difference in the timing of recognition of the accounting (interest and depreciation) and tax expense (provision of service), under the terms of the current legislation.

(iii) As of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017. Such tax adjustment generated a deferred liability of R$ 1,014 million until June 30, 2025 (R$ 990 million up to December 31, 2024).

(iv) Refers to deferred charges on the adjustment at fair value of the non-controlling interest calculated in the sale of Fiber Co (currently I-Systems), which took place in November 2021, from TIM S.A. to IHS Fiber Brasil - Cessão de Infraestruturas Ltda (see Note 14).

(v) Represents the deferred charges recorded, referring to the impairment of tangible assets recognized by Cozani before its acquisition in April 2022.

44

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

The Company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its temporary differences.

The Company used deferred credits arising from tax losses and negative social contribution bases in the amount of R$ 12 million as of June 30, 2025 (R$ 189 million as of December 31, 2024).

8.d Expense with current and deferred income tax and social contribution

	June 2025	June 2024
Current income tax and social contribution taxes
Income tax for the period	(359,133)	(195,861)
Social contribution for the period	(139,382)	(78,242)
Tax incentive – SUDENE/SUDAM(i)	209,582	153,600
	(288,933)	(120,503)
Deferred income tax and social contribution
Deferred income tax	139,782	(71,108)
Deferred social contribution	54,689	(19,947)
	194,471	(91,055)
	(94,462)	(211,558)

The reconciliation between income tax and social contribution expense as calculated by applying combined tax rates and amounts reflected in income (loss) is as follows:

	June 2025	June 2024

Profit before income tax and social contribution	1,867,470	1,512,201
Combined tax rate	34%	34%
Income tax and social contribution at the combined statutory rates	(634,940)	(514,148)
(Additions) / exclusions:
(Unrecognized) Recognized tax losses and temporary differences	-	-
Equity in earnings	(17,806)	(15,500)
Permanent additions, exclusions:
Non-taxable revenues	6,685	5,095
Non-deductible expenses for tax purposes	(10,491)	(16,383)
Tax incentive – SUDENE/SUDAM(i)	209,582	153,600
Tax benefit related to interest on shareholders’ equity allocated	336,600	170,000
Other amounts	15,908	5,778
	540,478	302,590

Income tax and social contribution recorded in the income (loss) for the period	(94,462)	(211,558)
Effective rate	5.06%	13.99%

(i)	As mentioned in Note 25 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. The Company has tax benefits that fall under these rules.

45

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

9.	Taxes, fees and contributions to be recovered

	June 2025	December 2024

Taxes, fees and contributions to be recovered	1,830,823	1,853,456

ICMS(i)	1,219,058	1,235,119
PIS/COFINS(ii)	306,397	330,019
IRRF (Withholding income tax) on interest earning bank deposits	93,159	93,008
Recoverable ISS	109,314	109,314
Other	102,895	85,996

Current portion	(903,508)	(946,103)
Non-current portion	927,315	907,353

(i) The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(a) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(b) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

(ii) The current balance is mostly composed of credits arising from the non-cumulative taxation regime.

46

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

10.	Prepaid expenses

	June 2025	December 2024

Prepaid expenses	865,407	562,141
Fistel(i)	171,272	-
Advertisements not released(ii)	118,570	20,331
Rentals and reinsurance	73,881	83,603
Incremental costs for obtaining customer contracts(iii)	198,332	188,269
Prepaid contractual expenses (iv)	279,976	251,181
Other	23,376	18,757

Current portion	(568,550)	(280,851)
Non-current portion	296,857	281,290

(i) The Fistel rate is appropriated monthly to the income (loss).

(ii) Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.

(iii) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining customer contracts arising from the adoption of IFRS 15/ CPC 47, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iv) Represent the costs of installing a neutral network deferred over the term of the contract.

11.	Judicial deposits

They are recorded at historical cost and updated according to current legislation.

	June 2025	December 2024

Judicial deposits	692,575	677,530

Civil	302,769	290,580
Labor	58,156	54,954
Tax	236,153	239,093
Regulatory	117	116
Online attachment(i)	95,380	92,787

(i) Refer to legal blockages directly in the company's current accounts and interest earning bank deposits linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some processes with differentiated matters, for instance, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the amount under discussion updated deposited in court is R$ 90,987 (R$ 88,147 on December 31, 2024).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

Tax

The Company has legal deposits in the total, restated and estimated amount of R$ 236,153 (R$ 239,093 on December 31, 2024), relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The restated amount of deposits regarding this discussion is R$ 43,487 (R$ 40,533 on December 31, 2024).

(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The restated amount of deposits regarding this discussion is R$ 6,171 (R$ 5,982 on December 31, 2024).

(c)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The restated amount of deposits regarding this discussion is R$ 28,263 (R$ 26,339 on December 31, 2024).

48

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

(d)	Non-homologation of compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The restated amount of deposits regarding this discussion is R$ 13,014 (R$ 12,699 on December 31, 2024).

(e)	Levy of ISS on import and outsourced services; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The restated amount of deposits regarding this discussion is R$ 13,445 (R$ 12,974 on December 31, 2024).

(f)	Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification, availability, subscription and use of the services, among others. The restated amount of deposits regarding this discussion is R$ 3,981 (R$ 3,903 on December 31, 2024).

(g)	Requirement by ANATEL of the public price for the administration of numbering resources. The restated amount of deposits regarding this discussion is R$ 4,221 (R$ 4,123 on December 31, 2024).

(h)	Unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The restated amount of deposits regarding this discussion is R$ 73,243 (R$ 71,237 on December 31, 2024).

(i)	ICMS – Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The restated amount of deposits regarding this discussion is R$ 24,046 (R$ 30,039 on December 31, 2024).

(j)	Charges related to cases of Jornal do Brasil that were directed to the company. The restated amount of deposits regarding this discussion is R$ 16,166 (R$ 15,461 on December 31, 2024).

12.	Other financial assets

	June 2025	December 2024

Other financial assets	508,298	550,669

C6 Bank bonus warrant (i)	-	162,958
5G Fund (ii)	332,981	212,394
Subscription warrant (iii)	175,317	175,317

Non-current portion	508,298	550,669

49

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

They are recognized at fair value on the date of acquisition or issue. Such financial assets and liabilities are subsequently measured at fair value through profit or loss. Changes arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial income.

(i) In March 2025, the approval of the Cayman Islands was obtained from Monetary Authority (CIMA) for the Agreement signed on February 11, 2025, between the Company and Banco C6 was signed. Its purpose was to terminate the partnership between the parties and extinguish all ongoing disputes, including four arbitration proceedings. The Agreement includes the full transfer of the Company’s interest, including all shares and outstanding subscription warrants held by TIM. With the formalization of the Agreement, the subscription warrant was fully written off.

(ii) The Company has invested approximately R$ 333 million on June 30, 2025 (R$ 212 million in 2024) in the Investment fund focused on 5G solutions “Upload Ventures Growth” (“5G Fund”). Reinforcing its commitment to boosting the development of solutions based on 5G technology.

Out of this total amount, on January 16, 2025, the Company made a contribution of approximately R$ 85 million (R$ 185 million until 2024) to the 5G Fund.

According to the requirements of IFRS 9 / CPC 48, the financial instrument must be valued at its fair value and the Company must disclose the level classification of each financial instrument. See Note 36 in the section on Financial instruments measured at fair value for details of this information.

(iii) In April 2022, the Company entered into a partnership with EXA Serviços de Tecnologia (“EXA”) to provide digital services and entertainment to TIM’s customer base. Said partnership also provided for commission payments by EXA to TIM as a result of TIM’s customers that acquire services from this partnership, as well as TIM’s right to subscribe to shares upon payment of a consideration.

At the end of 2024, the contract with the new partnership terms was completed and TIM acquired the right to subscribe for 27% of EXA’s shares for a consideration of R$ 174 million. The value of the financial asset was recorded at fair value for R$ 175 million and accounts for 27% of the fair value of TIM’s right to participate in EXA. This right must be exercised within the next 24 months, after the exercise conditions and corporate approval have been met.

13.	Other assets

	June 2025	December 2024

Other assets	300,626	238,218

Advances to employees	37,374	3,819
Advances to suppliers	66,139	48,008
Amounts receivable from TIM Brasil (Note 34)	23,218	23,260
Amounts receivable from incentivized projects	27,666	27,391
Recoverable INSS	95,391	80,610
Other (i)	50,838	55,130

Current portion	(270,401)	(208,313)
Non-current portion	30,225	29,905

(i)	A major portion related to: (a) other advances of R$ 7,994 (R$ 8,267 on December 31, 2024); (b) employee benefits reimbursement amounts to R$ 18,691 (R$ 19,255 as of December 31, 2024).

50

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

14.	Investment

The ownership interest in associated company is valued using the equity accounting method.

I-Systems

In November 2021, as a result of the spin-off of net assets from the broadband business and creation of I-Systems, TIM S.A. disposed of 51% of its equity interest on behalf of IHS. As a result of this transaction, a loss of control took place and TIM S.A. no longer consolidates the Company, recording the investment in the associated company in the amount of R$ 1,612,957, at fair value, for the remaining minority interest (non-controlling) of 49%.

TIM S.A. has 49% (49% on December 31, 2024) in the share capital of I-Systems. The following table represents summarized financial information about the investments of I-Systems:

	June 2025	December 2024
Assets	2,006,396	2,134,912
Current and non-current assets	304,688	388,082
Tangible and intangible assets	1,701,708	1,746,830

Liabilities and shareholders’ equity	2,006,396	2,134,912
Current and non-current liabilities	734,245	755,882
Shareholders’ equity	1,272,151	1,379,030

Company’s proportional interest	49%	49%

Adjustment to fair value	733,757	733,757
Investment cost	582,159	634,529
Investment value (Note 14.b)	1,315,916	1,368,286

	June 2025	December 2024

Net loss for the year/period	(106,879)	(167,145)
Company’s proportional interest	49%	49%
Company’s interest in the associated company’s income (loss)	(52,370)	(82,526)

51

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

a)	Interest in associated company

	June 2025	December 2024

	I-Systems	I-Systems

Number of total shares	1,794,287,995	1,794,287,995

Interest in total capital	49%	49%

Shareholders’ equity	1,272,151	1,379,030

Loss for the period/year	(106,879)	(167,145)

Equity in earnings	(52,370)	(82,526)

Investment value	1,315,916	1,368,286

b)	Change of investment in associated company:

I-Systems (Associated company)

Balance of investment on December 31, 2024	1,368,286
Equity in earnings	(52,370)
Balance of investment on June 30, 2025	1,315,916

52

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

15.	Property, plant and equipment

Property, plant and equipment are measured at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that consider the expected useful lives of the assets and their residual values. On June 30, 2025 and December 31, 2024, the Company has no indication of impairment in its property, plant and equipment.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. The interest incurred in updating the provision is classified as financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the book value at the time of the transaction and are recognized in “other operating expenses (revenue), net” in the statement of income.

•	Changes in property, plant and equipment

	Balance in Dec 2024	Additions	Write-offs	Transfers	Balance in June 2025

Total cost of property, plant and equipment, gross	75,732,043	3,064,563	(163,887)	-	78,632,719
Commutation/transmission equipment	41,197,166	-	(65,909)	1,337,861	42,469,118
Fiber optic cables	791,983	-	-	2,229	794,212
Leased handsets	4,256,120	497	(19,166)	91,960	4,329,411
Infrastructure	7,925,713	-	(10,865)	197,416	8,112,264
Informatics assets	1,806,939	-	(2,052)	2,815	1,807,702
General use assets	1,047,340	-	(956)	27,200	1,073,584
Right-of-use in leases	18,028,112	1,479,747	(64,408)	-	19,443,451
Land	38,084	-	(1)	-	38,083
Construction in progress	640,586	1,584,319	(530)	(1,659,481)	564,894

Total accumulated depreciation	(52,916,715)	(2,562,716)	92,887	-	(55,386,544)
Commutation/transmission equipment	(30,962,551)	(1,378,567)	63,561	-	(32,277,557)
Fiber optic cables	(705,143)	(13,674)	-	-	(718,817)
Leased handsets	(3,956,664)	(113,453)	16,606	-	(4,053,511)
Infrastructure	(5,660,027)	(179,095)	9,996	-	(5,829,126)
Informatics assets	(1,748,687)	(14,373)	2,052	-	(1,761,008)
General use assets	(803,591)	(25,745)	672	-	(828,664)
Right-of-use in leases	(9,080,052)	(837,809)	-	-	(9,917,861)
Total property, plant and equipment, net	22,815,328	501,847	(71,000)	-	23,246,175
Commutation/transmission equipment	10,234,615	(1,378,567)	(2,348)	1,337,861	10,191,561
Fiber optic cables	86,840	(13,674)	-	2,229	75,395
Leased handsets	299,456	(112,956)	(2,560)	91,960	275,900
Infrastructure	2,265,686	(179,095)	(869)	197,416	2,283,138
Informatics assets	58,252	(14,373)	-	2,815	46,694
General use assets	243,749	(25,745)	(284)	27,200	244,920
Right-of-use in leases	8,948,060	641,938	(64,408)	-	9,525,590
Land	38,084	-	(1)	-	38,083
Construction in progress	640,586	1,584,319	(530)	(1,659,481)	564,894

53

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

	Balance in Dec 2023	Additions	Write-offs	Transfers	Balance in June 2024

Total cost of property, plant and equipment, gross	70,343,331	3,016,413	(352,364)	-	73,007,380
Commutation/transmission equipment	38,274,244	(3,654)	(35,196)	1,698,577	39,933,971
Fiber optic cables	786,762	-	-	3,950	790,712
Leased handsets	4,082,742	323	(3,249)	103,106	4,182,922
Infrastructure	7,737,385	-	(9,695)	88,158	7,815,848
Informatics assets	1,803,782	-	(367)	3,595	1,807,010
General use assets	1,004,301	-	(385)	20,283	1,024,199
Right-of-use in leases (i)	15,973,178	1,265,499	(303,700)	-	16,934,977
Land	38,588	-	-	-	38,588
Construction in progress	642,349	1,754,245	228	(1,917,669)	479,153

Total accumulated depreciation	(47,931,516)	(2,549,419)	45,294	-	(50,435,641)
Commutation/transmission equipment	(28,413,977)	(1,283,391)	33,650	-	(29,663,718)
Fiber optic cables	(644,978)	(30,196)	-	-	(675,174)
Leased handsets	(3,761,002)	(99,928)	1,788	-	(3,859,142)
Infrastructure	(5,325,647)	(173,120)	9,222	-	(5,489,545)
Informatics assets	(1,715,818)	(19,270)	366	-	(1,734,722)
General use assets	(755,528)	(24,792)	268	-	(780,052)
Right-of-use in leases	(7,314,566)	(918,722)	-	-	(8,233,288)
Total property, plant and equipment, net	22,411,815	466,994	(307,070)	-	22,571,739
Commutation/transmission equipment	9,860,267	(1,287,045)	(1,546)	1,698,577	10,270,253
Fiber optic cables	141,784	(30,196)	-	3,950	115,538
Leased handsets	321,740	(99,605)	(1,461)	103,106	323,780
Infrastructure	2,411,738	(173,120)	(473)	88,158	2,326,303
Informatics assets	87,964	(19,270)	(1)	3,595	72,288
General use assets	248,773	(24,792)	(117)	20,283	244,147
Right-of-use in leases	8,658,612	346,777	(303,700)	-	8,701,689
Land	38,588	-	-	-	38,588
Construction in progress	642,349	1,754,245	228	(1,917,669)	479,153

54

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

The construction in progress represents the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS 16/CPC 6 (R2) standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

Right of use in leases	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2024	4,587,122	1,166,143	2,002,527	1,192,268	8,948,060
Additions (i)	608,116	264,095	139,152	468,384	1,479,747
Remeasurement	(44,879)	-	(14,352)	(5,177)	(64,408)
Depreciation	(366,110)	(87,929)	(145,456)	(238,314)	(837,809)
Balances at June 30, 2025	4,784,249	1,342,309	1,981,871	1,417,161	9,525,590
Annual depreciation rates	9.24%	9.41%	8.58%	11.99%

Right of use in leases	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2023	4,677,149	833,391	2,351,707	796,365	8,658,612
Additions (i)	503,595	288,828	108,667	364,409	1,265,499
Remeasurement	(144,947)	(2,010)	(156,743)	-	(303,700)
Depreciation	(384,295)	(75,273)	(210,035)	(249,119)	(918,722)
Balances at June 30, 2024	4,651,502	1,044,936	2,093,596	911,655	8,701,689
Annual depreciation rates	12.25%	11.80%	12.50%	9.64%

(i) The change in the right of use in leases includes net additions of lease incentives, totaling R$ 28 million in the first quarter of 2025 (R$ 65 million in the first semester of 2024).

•	Depreciation rates

Annual fee %
Commutation/transmission equipment	6.67−20
Fiber optic cables	10
Leased handsets	14.28−50
Infrastructure	4–20
Informatics assets	10–20
General use assets	10–20
Leasehold improvements	10–20
Right-of-use in leases	10−12

55

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

In 2024, pursuant to IAS 16 / CPC 27, approved by a CVM Deliberation 73, the Company assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use. Until June 30, 2025, there are no indications of a change in the useful life of the assets.

16.	Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangible assets also include: (i) infrastructure right-of-use of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Financial charges on funds raised generically (with no specific allocation), used to obtain a qualifying asset, which is an asset that necessarily demands a substantial period of time to become ready for intended use is capitalized as part of this asset’s cost when it is probable that will result in future economic benefits to the Entity and such costs can be reliably measured. Within this concept, we had the capitalization of charges for the 700MHz 4G license between 2014 and 2019 and we had the capitalization of charges on the acquisition of the 5G license for the radio frequency not readily available and other obligations related to such radio frequency between 2021 and 2023. As of the second quarter of 2023, the capitalization of interest and charges on this asset ended. These costs are amortized over the estimated useful lives of assets.

The values of permits for the operation of SMP and rights to use radio frequencies, as well as software, goodwill and others are demonstrated as follows:

Intangible assets with undefined useful lives are not amortized (e.g., goodwill in the acquisition of companies) but tested for impairment on an annual basis, individually or at cash generating unit level.

56

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

(a)	Changes in intangible assets

	Balance in Dec 2024	Additions/ Amortization	Write-offs	Transfers	Balance in June 2025

Total cost of intangible assets, gross	47,460,121	747,213	(48)	-	48,207,286
Software licenses	24,058,388	-	(1)	749,595	24,807,982
Authorizations	18,903,457	39,105	-	18,181	18,960,743
Goodwill	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	212,703	-	-	7,544	220,247
List of customers	253,629	-	-	-	253,629
Other assets	583,355	-	-	1,250	584,605
Intangible assets under development	336,420	708,108	(47)	(776,570)	267,911

Total accumulated amortization	(32,605,161)	(969,357)	1	-	(33,574,517)
Software licenses	(21,722,385)	(476,136)	1	-	(22,198,520)
Authorizations	(10,272,479)	(450,121)	-	-	(10,722,600)
Infrastructure right-of-use - LT Amazonas	(108,270)	(5,808)	-	-	(114,078)
List of customers	(88,219)	(16,541)	-	-	(104,760)
Other assets	(413,808)	(20,751)	-	-	(434,559)

Total intangible assets, net	14,854,960	(222,144)	(47)	-	14,632,769
Software licenses(c)	2,336,003	(476,136)	-	749,595	2,609,462
Authorizations(f)	8,630,978	(411,016)	-	18,181	8,238,143
Goodwill(d)	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	104,433	(5,808)	-	7,544	106,169
List of customers	165,410	(16,541)	-		148,869
Other assets	169,547	(20,751)	-	1,250	150,046
Intangible assets under development	336,420	708,108	(47)	(776,570)	267,911

57

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

	Balance in Dec 2023	Additions/ Amortization	Write-offs	Transfers	Balance in June 2024

Total cost of intangible assets, gross	46,313,583	530,446	(165)	-	46,843,864
Software licenses	23,167,846	-	(11)	407,833	23,575,668
Authorizations	18,794,239	59,461	-	16,301	18,870,001
Goodwill	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	207,589	-	-	5,115	212,704
List of customers	253,629	-	-	-	253,629
Other assets	574,245	-	-	1,162	575,407
Intangible assets under development	203,866	470,985	(154)	(430,411)	244,286

Total accumulated amortization	(30,688,542)	(960,854)	10	-	(31,649,386)
Software licenses	(20,785,708)	(470,764)	10	-	(21,256,462)
Authorizations	(9,377,907)	(447,464)	-	-	(9,825,371)
Infrastructure right-of-use - LT Amazonas	(97,174)	(5,442)	-	-	(102,616)
List of customers	(55,137)	(16,541)	-	-	(71,678)
Other assets	(372,616)	(20,643)	-	-	(393,259)

Total intangible assets, net	15,625,041	(430,408)	(155)	-	15,194,478
Software licenses(c)	2,382,138	(470,764)	(1)	407,833	2,319,206
Authorizations(f)	9,416,332	(388,003)	-	16,301	9,044,630
Goodwill(d)	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	110,415	(5,442)	-	5,115	110,088
List of customers	198,492	(16,541)	-		181,951
Other assets	201,629	(20,643)	-	1,162	182,148
Intangible assets under development	203,866	470,985	(154)	(430,411)	244,286

58

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

The intangible assets in development represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

(b) Amortization rates

Annual fee %

Software licenses	20
Authorizations	5−25
Infrastructure right-of-use	≤5
Other assets	≤10
List of Cozani’s customer	13.04
Surplus from Cozani authorizations	5.66

(c) Software licenses

Software maintenance costs are recognized as an expense, as incurred. Development costs that are directly attributable to software product design and testing, and are identifiable and exclusive, controlled by the Company, are recognized as intangible assets when the capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered

The Company has the following goodwill, based on the expected future profitability on June 30, 2025 and December 31, 2024:

	June 2025	December 2024

Goodwill registered	3,112,169	3,112,169

Acquisition of Cozani	2,636,426	2,636,426
Acquisitions of TIM Fiber SP and TIM Fiber RJ	108,172	108,172
Acquisition of “Intelig” by TIM Participações	210,015	210,015
Acquisition of minority interests in TIM Sul and TIM Nordeste	157,556	157,556

59

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

Goodwill on the acquisition of Cozani

In April 2022, the Company acquired 100% of Cozani, with a total consideration paid of R$ 7,211,585 and identifiable assets, net of liabilities assumed, at a fair value of R$ 4,575,159. Therefore, having a remaining amount of goodwill totaling R$ 2,636,426, which is recorded on June 30, 2025 and December 31, 2024. Among the assets identified in the business combination process of Cozani, the Company identified a surplus value of the acquired radio frequencies amounting to R$ 3,038,951 and a customer list of R$ 253,629.

On October 4, 2023, the Arbitration Chamber Court approved an agreement related to the Post-Closing Adjustment, celebrated, on the one hand, between TIM S.A., Telefônica Brasil S.A. and Claro S.A. and, on the other hand, Oi S.A. – Under Court-Ordered Reorganization, as a way of putting an end to the controversy and the arbitration procedure related to the Post-Closing Adjustment. The final price of the portion of UPI Ativos Móveis assigned to the Company, considering the Post-Closing Adjustment negotiated in the Agreement (except for the contract targets), was R$ 6.6 billion.

Mainly due to the fact that it is still a contractual debt at the date of completion of the allocation of the purchase price of the Cozani acquisition, the decrease in the consideration, corresponding to the half of the amount in court, was recorded in the income (loss) for the year on the date of approval of the agreement (October 2023), under “other operating revenues (expenses)”, the recorded goodwill was not adjusted as provided for in accounting practice of IFRS3/CPC 15 (R1).

In the Note 2.d, the Company describes the accounting practice adopted in business combinations in the Note 2e that initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities).

After initial recognition, the goodwill is carried at cost less impairment losses (if any). For purposes of impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated in the cash generating unit that is expected to benefit from the business combination.

Goodwill from TIM Fiber SP and TIM Fiber RJ – TIM Celular S.A. (merged by Intelig, current TIM S.A.) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (subsequently TIM Fiber SP) and AES Communications Rio de Janeiro S.A. (subsequently TIM Fiber RJ). TIM Fiber SP and TIM Fiber RJ were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. definitively recorded goodwill arising from these companies of R$ 1,159,649.

As described in Note 14, in November 2021, the Company sold 51% of the equity interest in Fiber Co (now I-Systems), a company that received the liquid assets related to the secondary network infrastructure of residential broadband. Due to the transaction closing, TIM S.A. wrote off R$ 1,051,477 of the goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A, leaving R$ 108,172 of goodwill on June 30, 2025, and December 31, 2024.

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A., the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company.

60

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations.

The methodology and assumptions used by Management for the aforementioned impairment test is summarized below:

The Management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers TIM S.A., Tim Group’s operating company in Brazil.

On December 31, 2024, the impairment test was performed by comparing the book value with the fair value minus the potential sale costs of the asset, as foreseen in IAS 36 / CPC 01 / IFRS 13 / CPC 46.

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the book value of the cash generating unit.

The fair value of Level 1 financial instruments comprises the instruments traded in active markets and based on quoted market prices on the balance sheet date. Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”) with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

On June 30, 2025, and December 31, 2024, the measurement was made based on the value of the Company’s share at the balance sheet closing date, with the fair value determined higher than the book value, which includes all tangible assets, intangible assets, and investments. Therefore, the Company has not identified any indications of impairment.

(e) Infrastructure right-of-use - LT Amazonas

The company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRIC 4 / ICPC 3 as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs.

61

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

(f) Authorizations

4G License

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$ 1,199 million, in nominal values. As it is a long-term obligation, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”). The aforementioned license fell under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 and 2019.

5G License

In the fourth quarter of 2021, there was a registration related to the acquisition of 5th generation mobile telephony radio frequencies (“5G”), since TIM participated in the 5G Auction and won several lots of the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands. These licenses will be paid over a period of 10 to 20 years, subject to restatement at the Selic rate. In December 2021, the Company signed the Terms of Authorization for these radio frequencies, generating the accounting of an intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to said licenses (among them, disbursements with costs of the public notice and disbursement obligations with the management entities described below) in the amount of R$ 2,680 million.

Aiming to fulfill the additional obligations, managing entities were set up, which fulfilled the commitments provided for in the Auction. The companies that won the auction paid the amounts provided for in the public notice so that these entities could fulfill the obligations defined. Said obligations were set out for the 3.5GHz radio frequency (obligation to clean the band, solve interferences, among others), fulfilled by the Band Administration Entity (“EAF”), and for the 26GHz radio frequency (public school connectivity project), fulfilled by the School Connectivity Administration Entity (“EACE”).

On the signature date of the terms, in December 2021, the 2.3GHz and 26GHz radio frequencies were readily available for use by the Company (operating assets), generating the registration in 2021 in “Authorizations” of the amounts related to the licenses (R$ 614 million) and the obligations related to the 26GHz license, fulfilled through EACE (R$ 550 million). The disbursements with EACE (R$ 633 million) occurred in 5 semi-annual installments between 2022 and 2024, and were monetarily restated by the IGP-DI. The Company evaluated the application of the concept of adjustment to present value (“AVP”) upon initial recognition (R$ 83 million).

The 3.5GHz radio frequency was not readily available, requiring spectrum cleaning activities to be available for use, and, thus, it was registered in assets in progress (R$ 270 million). Therefore, the obligations carried out by EAF (R$ 2,104 million) were also recorded under assets in progress. The disbursements with the EAF were restated by the IGP-DI until the disbursement dates. Such disbursements took place in 2 installments in 2022 (R$ 1,090 million in February and R$ 1,133 million in May) to EAF.

Furthermore, as described above, the Company capitalizes loan costs for qualifying assets that require a substantial period of time to be in a condition for use as intended by Management. This concept includes the 3.5GHz radio frequency. In the second quarter of 2023, the asset was considered available for use by the Company, ceasing such capitalization. Thus, the transfer of goods in progress to the line of authorizations was carried out. The Company recorded R$ 95 million in intangible assets referring to interest calculated based on the Selic rate in 2023, incurred on the 3.5GHz radio frequency and did not capitalize the inflation adjustments of amounts due to EAF in 2023 since there is no further balance to disburse with this entity.

The total effect on the Company’s intangible assets on June 30, 2025 referring to 5G radio frequencies and related obligations is R$ 4,053 million (R$ 4,053 million on December 31, 2024).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

17.	Other amounts recoverable

These refer to Fistel credit amounts arising from the decrease of the customer base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the decrease of the TFF contribution (operating supervision fee) due to Anatel.

On June 30, 2025, this credit is R$ 33,155 (R$ 38,033 on December 31, 2024).

18.	Leases

When entering into a contract, the Company assesses whether the contracts signed are (or contain) a lease. An agreement is (or contains) a lease if it transmits the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases whose the Company is a lessee are capitalized at the lease's commencement at the lower of the fair value of the leased asset (right-of-use) and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial revenue over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

	June 2025	December 2024
LT Amazonas(i)	176,735	174,014
Sublease “resale stores” – IFRS 16 (ii)	65,282	66,373
	242,017	240,387

Current portion	(33,290)	(33,717)
Non-current portion	208,727	206,670

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

	LT Amazonas	Sublease “resale stores” – IFRS 16	Total
Nominal values	276,896	81,469	358,365
2025	16,738	20,937	37,675
2026	34,032	22,562	56,594
2027	34,032	17,551	51,583
2028	34,032	13,229	47,261
2029	34,032	6,361	40,393
>2030	124,030	829	124,859

Present value	176,735	65,282	242,017

(i) LT Amazonas

As a result of the contract signed with LT Amazonas in 2013, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

(ii) Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short and long term receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores”. The impact on lease liabilities is reflected in the group “Leases - Shops & Kiosks and Real Estate”.

The amount of the Company’s subleasing revenue in the period ended June 30, 2025, is R$ 34,181 (R$ 30,961 in the same period of 2024).

Liabilities

	June 2025	December 2024

LT Amazonas(i)	332,472	324,152
Sale of towers (leaseback)(ii)	1,669,829	1,606,644
Other (iii)	120,429	124,451
Subtotal	2,122,730	2,055,247

Other leases: (iv)
Leases – Network Infrastructure	5,728,599	5,491,602
Leases - Shops & kiosks & real estate	1,538,568	1,332,983
Leases - Land (Network)	2,415,822	2,417,834
Leases – Fiber	1,511,435	1,278,180
Subtotal leases IFRS 16 / CPC 06 (R2)	11,194,424	10,520,599
Total	13,317,154	12,575,846

Current portion	(1,597,359)	(1,629,698)
Non-current portion	11,719,795	10,946,148

64

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

The amount of interest paid in the period ended June 30, 2025 related to IFRS 16 / CPC 06 (R2) was R$ 641,351 (R$ 567,985 in the same period of 2024).

In the period ended June 30, 2025, the amount of R$ 31 million (R$ 59 million in the same period of 2024) was paid, referring to fines applied related to the decommissioning process of sites.

Changes to the lease liabilities are shown in note 36.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	LT Amazonas	Sale of towers and leaseback	Other	Leases – Network infrastructure	Leases - Shops & kiosks & real estate	Leases - Land (Network)	Leases – Fiber	Total
Nominal values	541,393	3,116,669	145,257	9,641,119	2,782,493	4,006,363	1,923,133	22,156,427
2025	47,064	162,912	26,135	1,290,264	330,679	529,081	532,383	2,918,518
2026	64,641	307,465	37,353	1,245,063	312,515	484,437	461,454	2,912,928
2027	64,641	307,188	32,067	1,184,118	285,184	462,845	438,451	2,774,494
2028	64,641	307,188	24,395	1,110,384	251,668	436,265	355,659	2,550,200
2029	64,641	307,188	14,590	917,168	217,398	368,475	135,186	2,024,646
>2030	235,765	1,724,728	10,717	3,894,122	1,385,049	1,725,260	-	8,975,641

Present value	332,472	1,669,829	120,429	5,728,599	1,538,568	2,415,822	1,511,435	13,317,154

i) LT Amazonas

In 2013, the Company executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The discount rate used to calculate the present value of the installments due is 14.44% per annum, considering the signing date of agreements with transmission companies.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

ii) Sale and leaseback of Towers

The Company entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$ 3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provided for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 towers were transferred, being 54,336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (Note 23).

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan.

(iii) Other

Besides the aforementioned lease agreements, the Company also has tower lease agreements that are part of the lease obligations under the agreement with tower companies.

The present value, principal and interest value on June 30, 2025 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 13.15% (11.88% in 2024).

(iv) Other leases

It is substantially represented by lease transactions in transmission towers, land, stores, kiosks, and fiber in the scope of IFRS 16.

Low-value or short-term leases

The lease amounts considered low-value or short-term (less than 12 months) were recognized as rental expenses and totaled R$ 14,415 on June 30, 2025 (R$ 15,261 in the same period of 2024).

19.	Suppliers

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

66

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

	June 2025	December 2024

Suppliers	4,522,549	4,986,912

Domestic currency	3,590,578	4,233,754
Suppliers of materials and services (i)	3,509,130	4,157,887
Interconnection(ii)	50,796	44,759
Roaming (iii)	6,547	4,667
Co-billing (iv)	24,105	26,441

Foreign currency	931,971	753,158
Suppliers of materials and services (i)	278,456	267,723
Roaming (iii)	653,515	485,435

Current portion	4,522,549	4,986,912

(i) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(ii) Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(iii) Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(iv) Refers to calls made by the customer when choosing another long-distance operator.

The company signed contracts with financial institutions as an alternative to support its suppliers so that they can anticipate their receivables on an ad hoc basis, at their sole discretion. In these operations, the suppliers transfer the right to receive the securities to a financial institution with no right of recourse, while maintaining the contractual terms. The securities assigned are advanced to suppliers at a discount rate. Once the operations have been carried out, the company will have these financial institutions as creditors of the securities assigned for the original contractual amount and term with suppliers, without any associated financial charge or benefit. The balance of accounts payable related to said operations remains classified under suppliers of material and service provers and has already been fully paid by the financial institutions to the suppliers.

On June 30, 2025, the Company has approximately R$ 170 million (R$ 429 million as of December 31, 2024) related to the drawee risk operation.

There were no significant non-cash changes in the book values of suppliers included in these operations.

20.	Authorizations payable

On June 30, 2025 and December 31, 2024, the Company has the following commitments with ANATEL:

67

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

	June 2025	December 2024

Renewal of authorizations(i)	289,241	279,548
Updated ANATEL liability(ii)	215,558	209,538
Authorizations payable(iii)	989,361	990,696
	1,494,160	1,479,782

Current portion	(309,960)	(299,354)
Non-current portion	1,184,200	1,180,428

(i)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable.[9] In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue from the application of Service Plans, Basic and Alternative of the region covered by the authorization that ends each biennium. As of June 30, 2025, the outstanding balances relating to the renewal of Permits were R$ 289,241 (R$ 279,548 as of December 31, 2024).

(ii)	On December 5, 2014, the company signed the authorization term of the 700 MHz band related to authorizations of 4G permits, and paid the equivalent of R$ 1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million, restated at IGP-DI totaling R$ 216 million on June 30, 2025 (R$ 210 million on December 31, 2024), which is still pending trial.

(iii)	It refers to the costs in the acquisition of the 2.3 GHz, 3.5 GHz, and 26 GHz radio frequency bands for the deployment of the 5th Generation mobile telephony (“5G Auction”), where in December 2021, the Authorization Terms were signed. The total initial amount specifically for radio frequencies of R$ 884 million is subject to interest linked to the Selic rate, and the Company chose to make annual payments for a period of 20 years (having paid the first 4 installments of R$ 46, R$ 52, R$ 58, and R$ 62 million).

The authorizations payable on June 30, 2025 due in long-term is in accordance with the following schedule:

June 2025

2026	325,738
2027	65,457
2028	65,457
2029	65,457
2030	65,457
2031	59,605
>2032	537,029
1,184,200

[9] The renewal time varies according to the bid notice and extension conditions approved by the Agency.

68

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

The primary authorizations held by TIM S.A. on June 30, 2025, as well as their expiration dates, are shown in the table below:

Expiry date
Terms of authorization	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 and V2 bands (4G)	2500 MHz (P band) (4G)	700 MHz (4G)	2.3 GHz (5G)	3.5 GHz (5G)	26 GHz (5G)
Amapá, Roraima, Pará, Amazonas, Maranhão	Mar 2031	Dec 2032	Apr 2038	Oct 2027		Dec 2029	-	Dec 2041	Dec 2031
Rio de Janeiro and Espírito Santo	Mar 2031	ES - Dec 2032	Apr 2038	Oct 2027		Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	Mar 2031	Dec 2032	Apr 2038	Oct 2027		Dec 2029	South - Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
São Paulo	Mar 2031	Previous balance - Dec 2032	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Paraná (except counties of Londrina and Tamarana)	Nov 2028 (800 MHz); Dec 2032 (900 & 1800 MHz)	Dec 2032	Apr 2038	Oct 2027	AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Santa Catarina	800 MHz - Nov 2028 1800 MHz - Dec 2032	Dec 2032	Apr 2038	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Municipality and region of Pelotas, in the state of Rio Grande do Sul	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Pernambuco	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031
Ceará	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Paraíba	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Rio Grande do Norte	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

Alagoas	Nov 2028	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	800 MHz - Nov 2028 1800 MHz - Dec 2032	Dec 2032	Apr 2038	Oct 2027	Part of AR31, Feb 2030	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Bahia and Sergipe	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

69

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

21.	Loans and financing

They are classified as financial liabilities measured at the amortized cost, and represented by non-derivative financial liabilities that are usually traded before maturity.

In the initial recognition, they are recorded at the fair value and after the initial recognition they are measured based on the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income (loss), under financial expenses.

Description	Currency	Charges	Maturity	June 2025	December 2024
KFW Finnvera³ (ii)	USD	SOFR + 1.17826% p.a.	Dec 2025	14,481	32,820
Debentures¹ (ii)	BRL	IPCA + 4.0432% p.a.	June 2028	2,022,952	1,956,307
BNDES(i)	BRL	IPCA + 4.2283% p.a.	Nov 2031	357,381	385,592
BNB² (i)	BRL	IPCA + 1.2228%–1.4945% p.a.	Feb 2028	492,326	585,129
BNDES(i)	BRL	TJLP + 1.95% p.a.	Aug 2025	19,116	75,653
Total				2,906,256	3,035,501

Current				(950,797)	(348,353)
Non-current				1,955,459	2,687,148

¹ The automatic decrease of up to 0.25 bps is estimated in remunerative interest and will comply with sustainable targets established in the indenture.

² BNB interest rates already include a 15% discount for payment.

³ The debt with KFW Finnvera had its index amended, changing from Libor to SOFR, with the first fixing valid from January/2024.

Guarantees

(i) Receivables from TIM S.A., limited to the amount of the debt;

(ii) Do not have a guarantee.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every quarter. Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Debentures issued by TIM S.A. (2nd issue in a Single Series) have a financial ratio covenant calculated semiannually in June and December. The index is the Net Financial Debt on EBITDA. The company complied with all the ratios established.

70

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

Company’s loans and financing on June 30, 2025 due in long-term is in accordance with the following schedule:

Nominal value

2026	118,372
2027	913,176
2028	761,896
2029	55,548
2030	55,548
2031	50,919
1,955,459

The nominal value of the loans and financing is consistent with their respective payment schedule.

Nominal value

2025	155,993
2026	913,176
2027	913,176
2028	761,896
2029	55,548
2030	55,548
2031	50,919
2,906,256

Fair value of loans

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. They are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers.

With regard to contracted funding: Debentures, BNDES and BNB, the fair value of these loans is considered to be the present value of the long position of the swap contracts that protect the Company from changes in exchange rates and interest. The fair value of operations on June 30, 2025 and December 31, 2024 is detailed in the table below:

	June 2025	December 2024
Debentures	2,038,996	1,976,088
BNDES	358,448	386,743
BNB	493,505	586,525

71

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

22.	Taxes, fees and contributions payable

	June 2025	December 2024

Taxes, fees and contributions payable	4,289,377	3,926,854

Value-added tax on sales and services - ICMS	293,443	279,776
ANATEL’s taxes and fees(i)	3,841,130	3,389,167
Imposto sobre Serviço [Service tax] - ISS	65,537	72,274
PIS / COFINS	50,806	51,294
Other	38,461	134,343

Current portion	(4,251,834)	(3,888,568)
Non-current portion	37,543	38,286

(i) In 2020, to minimize the impacts of the pandemic, Provisional Act 952, dated April 15, 2020, was enacted, authorizing the postponement of payment of taxes to August 31, 2020, such as TFF, Condecine and CFRP. In the 2020 amounts, the Company made a partial payment to CFRP and Condecine, but due to a preliminary injunction in court, there was no need to pay the Fistel (TFF), which remains outstanding until the final and unappealable decision.

In 2021 to 2025, there was partial payment relating to CRFP and Condecine annually, with TFF payments suspended based on an injunction issued by the Regional Court of the 1st Region.

As of June 30, 2025, the total value of the obligation relating to TFF is R$ 3,815 million, of which R$ 2,911 million in principal and R$ 904 million in interest on arrears (as of December 31, 2024, the total was R$ 3,377 million, of which R$ 2,650 million in principal and R$ 727 million in interest on arrears).

72

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

23.	Deferred revenues

	June 2025	December 2024

Deferred revenues	822,673	839,867

Prepaid services(i)	185,032	172,824
Anticipated revenues	33,995	35,510
Deferred revenues on sale of towers(ii)	545,492	572,540
Contract liabilities(iii)	58,154	58,993

Current portion	(293,675)	(280,422)
Non-current portion	528,998	559,445

(i) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by customers.

(ii) Referring to the amount of revenue to be appropriated by the sale of the towers (note 18).

(iii) Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

Balances at June 30, 2025 and December 31, 2024 are as follows:

	June 2025	December 2024

Accounts receivable included in trade accounts receivable	2,999,505	2,752,504
Contractual assets (Note 6)	19,937	24,027
Contractual liabilities	(58,154)	(58,993)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question. Furthermore, the contractual liability includes amounts related to the activation and availability fees of contracts with customers.

73

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

Summary of the main variations in the period:

Contractual assets (liabilities)

Balance on January 01, 2025	(34,966)
Additions	(21,514)
Write-offs	18,263
Balance at June 30, 2025	(38,217)

The balances of contractual assets and liabilities are expected to be realized according to the table below:

	2025	2026	2027
Contractual assets (liabilities)	(16,256)	(20,068)	(1,893)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on contracts with customers with terms of duration of less than 1 year.

24.	Provision for legal and administrative proceedings

The Company is an integral part in judicial and administrative proceedings in the civil, labor, social security, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable.

Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	June 2025	December 2024

Provision for legal and administrative proceedings	1,478,933	1,564,293

Civil(a)	400,271	561,199
Labor(b)	206,735	209,098
Tax(c)	835,965	759,584
Regulatory(d)	35,962	34,412

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

The changes in the provision for judicial and administrative proceedings are summarized below:

	December 2024	Additions, net of reversals	Payments	Inflation adjustment	June 2025

	1,564,293	91,513	(172,525)	(4,348)	1,478,933

Civil(a)	561,199	(2,645)	(71,005)	(87,278)	400,271
Labor(b)	209,098	36,583	(57,765)	18,819	206,735
Tax(c)	759,584	57,061	(43,696)	63,016	835,965
Regulatory(d)	34,412	514	(59)	1,095	35,962

	December 2023	Additions, net of reversals	Payments	Inflation adjustment	June 2024

	1,410,299	139,180	(161,065)	89,047	1,477,461

Civil(a)	498,180	43,983	(50,989)	36,089	527,263
Labor(b)	212,929	35,928	(51,920)	17,988	214,925
Tax(c)	666,209	58,693	(57,755)	34,276	701,423
Regulatory(d)	32,981	576	(401)	694	33,850

The Company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities’ business. The main processes are summarized below:

a.	Civil proceedings

a.1 Consumer lawsuits

The Company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions totaling R$  141,329 (R$  148,429 on December 31, 2024) refer mainly to lawsuits related to alleged improper collection, contractual disputes, portability, discussions related to non-refund of amounts, and alleged occurrence of fraud.

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a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged contractual violations; (iv) questions about advertising; and (v) discussion of undue billing. The amount provisioned is equivalent to R$ 177,143 (R$ 321,156 on December 31, 2024).

TIM is a defendant in a Public Civil Action filed by the Public Ministry of the Federal District and Territories, in which alleged defects in the quality of service provision for users of the Infinity plan are discussed. TIM appealed the decision to the Court of Appeals of the Federal District (TJDFT), but its appeals were rejected. The Company then filed an Extraordinary Appeal to the Federal Supreme Court (STF), which was also rejected. After that, TIM filed a Complaint with the Federal Supreme Court (STF), claiming that the Court of Appeals was judging a matter that was exclusively under the jurisdiction of the STF, specifically, Topic 1075 of general repercussion. The Reporting Minister rejected the Complaint, and TIM filed an Internal Appeal, which was also initially rejected. However, in the judgment of April 24, 2025, one of the ministers presented a dissenting vote, which was eventually followed by the majority of the collegiate body. With this, the STF granted the Internal Appeal of TIM, recognizing that the 11th Civil Court of Curitiba/PR is competent to judge the case, and annulled the previous decisions of the TJDFT. In light of this new court decision in April 2025, TIM reversed the accounting provision of R$ 169 million, of which R$ 50 million as principal and R$ 119 million as inflation adjustments.

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The provisioned amount is R$ 37,293 (R$ 51,519 on December 31, 2024).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) upon the alleged breach of the contract, the provisioned amounts are equivalent to R$ 21,789 (R$ 21,019 on December 31, 2024).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts involved and provisioned are equivalent to R$ 1,787 (R$ 1,574 on December 31, 2024).

a.6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other topics: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets; and (iv) wholesale product reference offering models (ORPAs). The involved amounts are equivalent to R$ 20,930 (R$ 17,502 as of December 31, 2024).

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b. Labor and social security lawsuits

b.1 Labor

These are processes involving several labor claims filed by both former employees, in relation to matters such as overtime, differences in variable remuneration and legal overcome in other contract funds, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose. From the total of 1,515 Labor claims on June 30, 2025 (1,545 on December 31, 2024) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees. The provisioning of these claims totals R$ 176,761 updated monetarily (R$ 184,343 on December 31, 2024).

b.2 Social security

The Company is a defendant in 28 proceedings on June 30, 2025 (24 on December 31, 2024) referring to the legal difference regarding the levy of social security contributions discussed in the court, related to 2005-2011, as well as claims that discuss the joint responsibility in the restated total amount of R$ 29,974 (R$ 24,755 on December 31, 2024).

c. Tax proceedings

	June 2025	December 2024
Federal taxes	368,587	321,404
State taxes	384,696	357,011
Municipal taxes	11,729	10,216
TIM S.A. proceedings (Purchase price allocation)	70,953	70,953
	835,965	759,584

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

Federal taxes

The provision for TIM S.A. supports 84 proceedings and is mainly composed of the following lawsuits:

(i)	The provision supports 60 lawsuits related to challenges involving the levy on CIDE, CPMF, CSLL, IRRF operations. Of this total, the amounts involved in the legal proceedings that seek recognition of the right not to collect the CPMF allegedly incident on simultaneous transactions of purchase and sale of foreign currency and exchange of account ownership arising from corporate incorporation, whose provisioned values, updated, equal to R$ 4,797 (R$ 4,690 on December 31, 2024).

(ii)	The Company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities. In the first semester of 2025, a favorable decision was obtained for the Company in the amount of R$ 22,184, while the remaining amount of R$ 25,945 was settled by the Company (R$ 47,232 on December 31, 2024).

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(iii)	There is a provision for three lawsuits related to FUST/FUNTTEL and its resulting ancillary obligations. Of these, two cases stand out in which the dispute mainly revolves around the spontaneous reporting of the fine for the payment of the FUST. The amount relating to the fine and interest on the contribution to the FUST for the year 2009, where the voluntary reporting benefit is not being recognized, provisioned and adjusted for inflation, is R$ 18,686 (R$ 18,142 on December 31, 2024).

Additionally, in the second quarter of 2019, the Company supplemented the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST. Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL of R$ 73,457 (R$ 71,450 on December 31, 2024).

(iv)	The company made a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 68,634 (R$ 65,772 on December 31, 2024).

(v)	Collection of IRPJ, PIS/COFINS, and CSLL debts resulting from non-approval or partial approval of offsets carried out by the Company. The provisioned and updated value is R$ 21,719 (R$ 21,137 on December 31, 2024).

(vi)	The company established a provision for a proceeding aimed at the requirement of the Contribution for Intervention in the Economic Domain (CIDE - Melbourne), due to allegedly failing to make the payment of the contribution for remittances abroad for the remuneration of operators related to the outgoing traffic. On June 30, 2025, the provisioned and updated value is R$ 78,460, with a change in the loss forecast from possible to probable in the second quarter of 2025.

State taxes

The provision for TIM S.A. supports 150 lawsuits and is mainly composed of the following types:

(i)	amounts involved in the assessments claiming the reversal of ICMS debts, as well as documentary support for the verification of appropriated credits by the Company, whose restated provisioned amounts are equivalent to R$ 55,714 (R$ 27,865 on December 31, 2024);

(ii)	amounts allegedly not offered for taxation for the provision of telecommunications services, whose updated amount was R$ 103,487 (R$ 100,133 on December 31, 2024);

(iii)	collections due to alleged differences in both goods receipts and shipments, in a quantitative inventory count, whose restated amounts are equivalent to R$ 7,942 (R$ 50,192 on December 31, 2024). The reduction in values compared to the previous period is mainly due to adherence to the tax amnesty program;

(iv)	amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 36,340 (R$ 48,751 on December 31, 2024); The reduction in amounts compared to the previous period is mainly due to adherence to the tax amnesty program.

(v)	credits related to tax replacement operations, whose restated amounts total R$ 69,398 (R$ 10,461 on December 31, 2024);

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(vi)	alleged non-collection or allegedly undue appropriation of credits related to the ICMS rate differential (DIFAL), whose updated amounts total R$ 15,633 (R$ 15,005 on December 31, 2024).

(vii)	charge on subscription fees without deductible, whose updated amounts is R$ 8,790 (R$ 24,316 on December 31, 2024). The reduction in values compared to the previous period is mainly due to adherence to the tax amnesty program~~.~~

(viii)	charge of special credit amounts was recognized, whose updated amounts is R$ 5,494 (R$ 5,288 on December 31, 2024).

Municipal taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

PPA TIM S.A.

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 70,953 (R$ 70,953 as of December 31, 2024).

d. Regulatory processes

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the PCS, SCM and STFC regulations, among others.

On June 30, 2025, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the inflation adjustment, classified with risk of probable loss is R$ 35,962 (R$ 34,412 on December 31, 2024).

e. Judicial and administrative proceedings whose losses are assessed as possible

The Company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisers and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, as the amounts below:

	June 2025	December 2024

	25,544,879	24,528,974

Civil (e.1)	1,633,517	1,598,166
Labor and Social Security (e.2)	463,496	378,286
Tax (e.3)	23,102,661	22,239,407
Regulatory (e.4)	345,205	313,115

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main lawsuits with risk of loss classified as possible, are described below:

e.1. Civil

	June 2025	December 2024
Consumer lawsuits (e.1.1)	156,789	165,408
ANATEL (e.1.2)	392,887	364,264
Consumer protection bodies (e.1.3)	490,815	537,630
Former trading partners (e.1.4)	296,694	298,216
Social and environmental and infrastructure (e.1.5)	76,827	84,926
Other (e.1.6)	219,505	147,722
	1,633,517	1,598,166

e.1.1 Consumer lawsuits

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

e.1.2 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other matters: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets and (iv) wholesale product reference offering models (ORPAs).

e.1.3 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) alleged Product discussions; (iii) alleged contractual violations; (iv) questions about advertising and, (v) service quality questions.

e.1.4 Former trading partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

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e.1.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) amounts supposedly due as a result of share subscription; (ii) claims for civil liability indemnification; (iii) alleged breach of contract.

e.2. Labor and Social Security

e.2.1. Social Security

The Company is a defendant in proceedings referring to the legal difference regarding the levy of social security contributions discussed in the court, related to 2005-2011, as well as claims that discuss the joint responsibility in the restated total amount of R$ 69,780 (R$ 110,426 on December 31, 2024).

e.2.2. Labor

There are 2,136 Labor claims as of June 30, 2025 (2,018 as of December 31, 2024) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 393,716 (R$ 267,860 as of December 31, 2024). We highlight the existence of labor claims filed by former employees of the Docas economic group (Gazeta Mercantil, JB do Brasil, etc.). These plaintiffs filed lawsuits requesting the inclusion of Holdco (former controlling shareholder of Intelig – currently TIM S.A.) or TIM Participações (merged by TIM S.A.) as joint and several defendants, requesting payment of the court decision by TIM, due to the alleged formation of economic group.

e.3. Tax

	June 2025	December 2024

	23,102,661	22,239,407

Federal taxes (e.3.1)	5,057,645	5,084,626
State taxes (e.3.2)	11,775,576	11,106,211
Municipal taxes (e.3.3)	1,963,726	1,876,629
FUST, FUNTTEL and EBC (e.3.4)	4,305,714	4,171,941

The values presented are corrected, in an estimated way, based on the SELIC index. The historical amount involved corresponds to R$ 15,637,097 (R$ 15,041,050 on December 31, 2024).

e.3.1. Federal taxes

The total amount assessed against the Company in relation to federal taxes is R$ 5,057,645 on June 30, 2025 (R$ 5,084,626 on December 31, 2024). Of this value, the following discussions stand out mainly:

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(i)	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The Company was notified of the decision on April 28, 2021 and, as a result, the partial payment of R$ 1.4 billion was confirmed. Currently, the amount classified as possible risk is R$ 1,757,162 (R$ 1,836,078 on December 31, 2024).

(ii)	In the third and fourth quarters of 2024, there was a lawsuit filed related to the use of PIS and COFINS credits arising from the exclusion of ICMS from the respective calculation bases, converting it into any amount due given the offsetting made. The amount involved with possible risk is R$ 1,695,947 (R$ 1,599,761 on December 31, 2024).

(iii)	Methodology for offsetting tax losses, negative bases and other federal credits. The amount involved is R$ 280,850 (R$ 259,073 on December 31, 2024).

(iv)	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 83,630 (R$ 81,398 on December 31, 2024).

(v)	Collection of taxes on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 222,103 (R$ 289,098 on December 31, 2024).

(vi)	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on interest earning bank deposits and negative balance of IRPJ. The amount involved is R$ 341,182 (R$ 331,962 on December 31, 2024).

(vii)	Disallowance of PIS/COFINS credits on inputs - expenses and costs that, according to the Company’s assessment, were intrinsically related to its operational activity. The amount involved is R$ 328,766 (R$ 310,737 on December 31, 2024).

The amounts not highlighted refer to several discussions on relating federal taxes, but not limited to, charges unduly linked to Jornal do Brasil Group, difference of interpretation regarding the rules contained in Law 9718/98, other compensations relating to prepaid recalculation, goodwill breakdowns and calculation of estimates, taxation on international roaming operations and onerous transfer of network media, difference in withholding income tax (IRRF) rate, in addition to other less representative topics.

e.3.2. State taxes

The total amount charged against TIM S.A. in respect of state taxes on June 30, 2025 is R$ 11,775,576 (R$ 11,106,211 on December 31, 2024). Of this value, the following discussions stand out mainly:

(i)	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation. The amount involved is R$ 1,474,766 (R$ 1,422,103 on December 31, 2024).

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(ii)	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 511,777 (R$ 490,283 on December 31, 2024).

(iii)	Credit reversal, disallowance of extemporaneous credits, and entries related to acquisitions of permanent assets. The amount involved is R$ 825,860 (R$ 830,234 on December 31, 2024).

(iv)	Charge on ICMS debit chargebacks resulting from the identification and documentary support of values and information released in customer accounts, as well as on credits granted as prepayment of future surcharges (special credit), exempt and untaxed operations, and other non-taxable credits, as well as collections and disallowance of ICMS credits related to operations subject to the tax substitution regime. On June 30, 2025, the involved amount is R$ 4,654,095 (R$ 4,511,091 on December 31, 2024).

(v)	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 80,824 (R$ 77,999 on December 31, 2024).
(vi)	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 1,201,686 (R$ 1,122,373 on December 31, 2024).

(vii)	Alleged lack of collection of ICMS due to the gloss of chargebacks and moment of taxation related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with decrease of the calculation basis, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation basis. The amount involved is R$ 1,341,222 (R$ 1,041,955 on December 31, 2024).

(viii)	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 223,305 (R$ 165,459 on December 31, 2024).

(ix)	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 256,018 (R$ 241,433 on December 31, 2024).

The values not highlighted refer to several discussions on state taxes involving, but not limited to, to the crediting coefficient applied to acquisitions of permanent assets, credits arising from financial and non-telecom items unduly taxed in the “Other OCCs” (Other Credits and Charges) field, other exempt and non-taxed interstate operations, the rate differential (DIFAL), the special regime provided for in Agreement 128/10 and 17/13, the rules for issuing invoices regulated in Agreement 55/05, in addition to other less important topics.

e.3.3. Municipal taxes

The total assessed amount against TIM S.A. regarding municipal taxes with possible risk is R$ 1,963,726 on June 30, 2025 (R$ 1,876,629 on December 31, 2024). Of this value, the following discussions stand out mainly:

(i)	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 1,630,535 (R$ 1,558,393 on December 31, 2024).

(ii)	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 102,519 (R$ 98,781 on December 31, 2024).

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(iii)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 180,761 (R$ 170,074 on December 31, 2024).

e.3.4. Regulatory taxes

The total amount charged against the TIM Group in relation to the contributions to FUST, FUNTTEL, TFI, FISTEL and EBC with a possible risk rating is R$ 4,305,714 (R$ 4,171,941 on December 31, 2024). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the PCS, SCM and STFC regulations, among others.

On June 30, 2025, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the inflation adjustment, classified with possible risk was R$ 345,205 (R$ 313,115 on December 31, 2024).

On June 18, 2020, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC) 001/2020, which had been negotiated since 2014 with the regulator.

On June 19, 2020 the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25 of the same year. The agreement covered sanctions totaling approximately R$ 639 million (updated at the time), filed as a result of commitments represented in improvement actions related to the macro-topics “Quality”, “Access Expansion”, “Rights and Guarantees of Users” and “Inspection”.

The Term included actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, decrease of Complaint Rates, repair of users and strengthening of transport and access networks, among others. It also included the additional commitment to bring mobile broadband, through the 4G network, to 350 municipalities with less than 30,000 inhabitants thus reaching more than 3.4 million people. The new infrastructure was implemented in less than three years – more than 99% of the municipalities were served in the first two years and with the Company guaranteeing the sharing regime with the other operators. The service for 350 municipalities was certified by Anatel in June 2023.

In June 2024, TIM’s Conduct Adjustment Term (TAC) ended. However, due to the adverse climate event that affected the state of Rio Grande do Sul in the months of April and May 2024, for 19 municipalities located in that state, the service deadline was extended in this particular case until September 30, 2024, whose new Amendment to the TAX was formalized between the parties, and the Company has adopted all the measures aimed at complying with this last deadline agreed with the Agency.

The Company has reported its understanding to Anatel in cases where the Agency indicates signs of non-compliance in the Procedures for Assessing the Non-Compliance with a Schedule Item (PADIC) that may be implemented.

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Regarding the extension of the term of the authorizations to use the radio frequencies associated with the SMP, the Company becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, and subsequent years, the revenues obtained with Value-Added Services, among others. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

25.	Shareholders' equity

a. Share capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up share capital on June 30, 2025, is represented by 2,420,804,398 common shares (2,420,804,398 common shares on December 31, 2024). The shares have no par value.

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 common shares.

b. Capital reserves

The use of the capital reserve complies with the precepts of Law 6404/76, article 200, which provides for Joint-Stock Companies. This reserve is composed as follows:

	June 2025	December 2024

	408,768	373,020

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	31,167	19,416
Other capital reserves	23,997	-

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company TIM Participações S.A. (note 16.d).

b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (note 26).

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c. Profit reserves

c.1 Legal Reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, except for the balance allocated to the tax incentive reserve, until the reserve equals 20% of the share capital. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

This Reserve may only be used to increase capital or offset accumulated losses.

c.2 Statutory reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

According to the Bylaws, the expansion reserve balance cannot exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

c.3 Tax incentive reserve

The Company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. This reserve can only be used to offset losses or increase share capital. On June 30, 2025, the accumulated amount of benefits enjoyed by the Company amounts to R$ 2,702,955 (R$ 2,702,955 on December 31, 2024).

The said tax benefit basically corresponds to the decrease of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

Dividends are calculated in accordance with the bylaws and the Joint Stock Company Act.

According to its latest bylaws, approved on March 27, 2025, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

86

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

As of December 31, 2024, dividends and Interest on Shareholders’ Equity were calculated as follows:

2024

Net profit for the year	3,153,881
(-) Non-distributable tax incentives	(340,716)
(-) Constitution of legal reserve	(140,659)
Adjusted net profit	2,672,506

Minimum dividends calculated on the basis of 25% of adjusted profit	668,127

Breakdown of dividends payable and interest on shareholders’ equity:
Interest on shareholders’ equity (i)	1,450,000
Total dividends and interest on shareholders’ equity distributed and proposed	1,450,000

Withholding income tax (IRRF) on interest on shareholders’ equity	(213,574)
Total dividends and net interest on shareholders’ equity	1,236,426

Additional dividends (i)	2,050,000

Total dividends (including additional dividends) and net JSCP	3,286,426

Interest on shareholders' equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the quarterly information, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

(i) During the year 2024, the amount of R$ 1,450,000 of interest on shareholders’ equity were distributed and additional amount of R$ 2,050,000 of dividends were proposed, which were approved at the General Meeting on March 27, 2025, totaling R$ 3,500,000.

During the six-month period ended June 30, 2025, amounts of R$ 990,000 of Interest on Shareholders’ Equity were distributed.

87

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

The amounts allocated until June 30, 2025 and December 31, 2024 are as follows:

Approval	Payment	Dividend

03/19/2024	04/22/2024	200,000
06/14/2024	07/23/2024	300,000
09/17/2024	10/23/2024	300,000
12/17/2024	01/23/2025	650,000
02/10/2025 (i)	04/22/2025, 23/07/2025, 23/10/2025	2,050,000

Total 2024		3,500,000

02/10/2025	04/22/2025	200,000
03/24/2025	Up to 06/30/2026	490,000
05/05/2025	07/23/2025	300,000

Total 2025		990,000

(i) The 2024 base dividends were approved at the General Meeting on March 27, 2025.

Up to June 30, 2025, the Company disbursed, through dividends and/or interest on equity, R$ 1,099,998 (R$ 860,454 in the same period of 2024) to controlling shareholders and R$ 526,371 (R$ 410,993 in the same period of 2024) to non-controlling shareholders. The total dividends paid per share, expressed in reais, on June 30, 2025, is R$ 0.67 (R$ 0.53 in the same period of 2024).

The balance on June 30, 2025, of the item “dividends and interest on shareholders’ equity payable” totaling R$ 2,181,244 (R$ 671,525 on December 31, 2024) is composed of the outstanding amounts of previous years totaling R$ 142,184 (R$ 117,613 on December 31, 2024) in addition to the amount of R$  1,367,000 in additional dividends, related to the fiscal year 2024, approved in 2025, and R$ 790,000 (R$ 672,060, net) of interest on equity related to 2025.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

88

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

For the statement of cash flows, Interest on Shareholders' Equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

26.	Long-term incentive plan

2021-2023 Plan and 2024-2026 Plan

On March 30, 2021 and March 28, 2024, they were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), long-term incentive plans: “2021-2023 Plan” and “2024-2026 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2021−2023 and 2024−2026 Plans provide for the granting of shares (performance shares and/or restricted shares). They propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

For the 2021-2023 and 2024-2026 plan, the term of validity has the same periodicity of 3 years related to its vesting. These Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the value of the shares and is recognized in the results over the vesting period.

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted (principal)	Maturity date	Grant Price	Stock balance (principal) at the beginning of the period (Dec 2024)	Shares (principal) granted during the period	Shares transferred during the period				Paid in cash during the period				Shares canceled (principal) during the period	Balance of shares (principal) at the end of the period (June 2025)
						Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares transferred	Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares paid in cash

2024−2026 Plan 2025 Grant(s)	1,368,704	May 2028	R$ 17.22	-	1,368,704	-	-	-	-	-	-	-	-	-	1,368,704
2024−2026 Plan 2024 Grant(s)	1,226,859	July 2027	R$ 18.34	1,142,341	-	-	-	-	-	-	-	-	-	-	1,142,341
2021-2023 Plan 2023 Grant(s)	1,560,993	July 2026	R$ 12.60	1,097,732	-	-	-	-	-	-	-	-	-	-	1,097,732
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr 2025	R$ 13.23	426,595	-										426,595
Total	5,384,268			2,666,668	1,368,704	-	-	-	-	-	-	-	-	-	4,035,372
Weighted average price of the balance of grants			R$ 15.86

89

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted (principal)	Maturity date	Grant Price	Share balance (principal) Dec 2023	Shares (principal) granted during the period	Shares transferred during the period				Paid in cash				Canceled shares (principal)	Share balance (principal)
						Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares transferred	Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares paid in cash	during the period	June 2024
2021-2023 Plan 2023 Grant(s)	1,560,993	July 2026	R$ 12.60	1,560,993	-	-	-	-	-	-	-	-	-	(71,407)	1,489,586
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr 2025	R$ 13.23	771,302	-	-	-	-	-	-	-	-	-	(12,078)	759,224
2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	R$ 12.95	821,942	-	-	-	-	-	-	-	-	-	(8,686)	813,256
Total	6,220,315			3,154,237	-	-	-	-	-	-	-	-	-	(92,171)	3,062,066
Weighted average price of the balance of grants			R$ 12.85

The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

•	2021-2023 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2021–03/31/2021.

•	2021–2023 Plan – 2nd Grant - traded volume and trading price of TIM S.A. shares in the period 03/01/2022–03/31/2022.

•	2021-2023 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2023–03/31/2023.

•	2024-2026 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2024–03/31/2024.

•	2024-2026 Plan - 2nd Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2025–03/31/2025.

On June 30, 2025, expenses related to said long-term benefit plans totaled R$ 11,751 (R$ 14,113 as of June 30, 2024). In the first semester of 2025, the Company did not make cash payments to participants related to the Long-Term Incentive Plan.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

Termination of the share buyback program and approval of a new program

On February 12, 2025, the Company’s Board of Directors approved the buyback program for up to 67,210,173 common shares of the Company, corresponding to approximately 2.78% of the total common shares of the Company. The common shares acquired under the share repurchase program will be held in treasury and subsequently canceled, without share capital decrease. In addition, approximately five million shares acquired under the buyback program will be earmarked for share-based compensation under the Long-Term Incentive Plan.

27.	Net revenue

Revenues from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data and number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of trading partners regarding the prepaid service system are recorded as deferred revenue and allocated to income (loss) when these services are actually used by customers.

The net service revenue item also includes revenue from new partnership agreements (financial, education and advertising), and the amount of revenue recognized in the period ended June 30, 2025 is R$ 50,594 (R$ 61,621 in the same period of 2024).

In March 2025, the agreement made between TIM S.A. and C6 Bank was approved by the Cayman Islands Monetary Authority (CIMA), confirming the termination of the partnership, as well as the related disputes and arbitration proceedings that were underway. Outstanding amounts will be received by TIM according to established terms.

Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the good sold.

 Contract identification

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 / CPC47 – Revenue from Contracts with Customers.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

Identification of the performance obligation

 Based on the review of its contracts, the Company mainly verified the existence of the following performance obligations:

 (i) sale of equipment; and

(ii) provision of mobile, fixed and internet telephony services.

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the customer; and the asset is considered transferred when or as the customer obtains control of that asset.

 Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 / CPC 47, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in Note 10) amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

	June 2025	June 2024

Net operating revenue	12,993,574	12,398,069

Gross operating revenue	19,392,739	17,817,307

Service revenue	18,700,446	17,016,147
Revenue from services – Mobile	17,683,909	16,028,472
Service revenue - Landline	1,016,537	987,675

Sale of goods	692,293	801,160

Deductions from gross revenue	(6,399,165)	(5,419,238)
Taxes levied	(2,025,197)	(1,977,260)
Discounts granted	(4,369,306)	(3,433,135)
Returns and other	(4,662)	(8,843)

92

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

28.	Operating costs and expenses

	June 2025				June 2024
	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total

	(6,171,123)	(2,979,199)	(866,393)	(10,016,715)	(5,868,106)	(2,961,776)	(889,004)	(9,718,886)

Personnel	(30,595)	(484,252)	(221,604)	(736,451)	(22,753)	(450,021)	(257,655)	(730,429)
Outsourced services	(320,009)	(1,034,808)	(397,403)	(1,752,220)	(337,381)	(1,074,559)	(384,664)	(1,796,604)
Interconnection and connection means	(1,886,247)	-	-	(1,886,247)	(1,551,156)	-	-	(1,551,156)
Depreciation and amortization	(3,107,393)	(207,161)	(207,348)	(3,521,902)	(3,116,090)	(191,685)	(202,497)	(3,510,272)
Taxes, fees and contributions	(76,446)	(442,054)	(15,111)	(533,611)	(64,480)	(471,486)	(16,523)	(552,489)
Rentals and reinsurance	(282,827)	(86,341)	(15,233)	(384,401)	(258,894)	(89,005)	(14,599)	(362,498)
Cost of goods sold	(464,282)	-	-	(464,282)	(515,308)	-	-	(515,308)
Advertising	-	(330,094)	-	(330,094)	-	(322,468)	-	(322,468)
Losses on doubtful accounts	-	(373,450)	-	(373,450)	-	(338,102)	-	(338,102)
Other	(3,324)	(21,039)	(9,694)	(34,057)	(2,044)	(24,450)	(13,066)	(39,560)

The Company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the Company in the amount of R$ 16,724 (R$ 10,878 in the same period of 2024). Such plans do not bring any additional obligations to the Company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a reduction in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

29.	Other net revenues (expense), net

	June 2025	June 2024
Revenues
Fines on telecommunication services	57,867	48,860
Revenue on disposal of assets	4,149	1,652
Other revenues (i)	44,608	35,120
	106,624	85,632
Expenses
FUST/FUNTTEL (ii)	(80,164)	(80,411)
Taxes, fees and contributions	(12,457)	(12,534)
Provision for legal and administrative proceedings, net of reversal	(81,219)	(122,533)
Expenses on disposal of assets	(5,725)	(2,555)
Other expenses	(10,895)	(14,050)
	(190,460)	(232,083)

Other revenues (expenses), net	(83,836)	(146,451)

(i)	It mainly represents deferred revenue in the towers sold (as per Note 18), of which R$ 27,048 on June 30, 2025, (R$ 27,048 in the same period of 2024).

(ii)	Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

30.	Financial revenues

	June 2025	June 2024

Financial revenues	771,727	409,391
Interest on interest earning bank deposits	341,815	185,795
Interest received from customers	19,011	20,701
Swap interest (iii)	148,758	131,090
Interest on lease	14,258	14,072
Inflation adjustment(i)	169,477	37,302
Other derivatives	-	19,587
Other revenue	78,408	844

(i) A substantial part is related to monetary restatement on tax credits and judicial deposits.

(ii) Represents gains obtained from swap instruments obtained to hedge the Company from changes in interest rates on debts.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

31.	Financial expenses

	June 2025	June 2024

Financial expenses	(1,659,666)	(1,415,230)
Interest on loans and financing	(148,326)	(135,767)
Interest on taxes and rates	(192,955)	(130,283)
Swap interest	(154,243)	(211,145)
Interest on lease liabilities, net of cancellations	(774,400)	(710,029)
Inflation adjustment(i)	(117,994)	(95,730)
Discounts granted	(23,427)	(20,752)
Other derivatives(ii)	(165,780)	-
Other expenses	(82,541)	(111,524)

(i) A substantial part is related to inflation adjustment of judicial and administrative proceedings, of R$ 116,755 (R$ 89,047 in the same period of 2024); and

(ii) As a result of the agreement signed between TIM and Banco C6 and approved by CIMA in the 1st quarter of 2025, the financial assets held by TIM were adjusted in accordance with the contractual terms.

32.	Foreign exchange variations, net

	June 2025	June 2024
Revenues
Loans and financing(i)	7,370	-
Suppliers	48,182	5,913
Swap(ii)	3,601	99,838
Accounts receivable	25,466	42,283
Financial assets	3,259	13,910
	87,878	161,944
Expenses
Loans and financing(i)	(3,596)	(50,528)
Suppliers	(42,028)	(30,009)
Swap(ii)	(7,370)	(49,310)
Accounts receivable	(79,184)	(319)
Financial assets	(40,944)	(883)
	(173,122)	(131,049)

Net foreign exchange variations	(85,244)	30,895

(i) It mainly refers to foreign exchange variation on loans and financing in foreign currency.

(ii) Referring to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (Note 36).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

33.	Earnings per share

(a)       Basic

Basic earnings per share are calculated by dividing profit attributable to Company’s shareholders by the weighted average number of shares issued during the period, excluding treasury shares.

	June 2025	June 2024

Income attributable to the Company’s shareholders	1,773,008	1,300,643

Weighted average number of shares issued (thousands)	2,420,128	2,420,240

Basic earnings per share (in R$)	0.73	0.54

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding, excluding treasury shares, to assume the conversion of all potential dilutive shares.

	June 2025	June 2024

Income attributable to the Company’s shareholders	1,773,008	1,300,643

Weighted average number of shares issued (thousands)	2,420,530	2,420,579

Diluted earnings per share (in R$)	0.73	0.54

The calculation of diluted earnings per share considered 403 (339 thousands on June 30, 2024) shares related to the long-term, as mentioned in Note 26.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

Reverse stock split and stock split operation

On February 24, 2025, the Company’s Board of Directors approved the reverse stock split and subsequent stock split of its common shares, in the ratio of 100:1, followed by 1:100, without affecting the share capital, the number of shares, or the Company’s ADRs.

The proposal approved on March 27, 2024, at the Annual General Meeting, considers that the Operation, when carried out: (i) will apply to all shareholders of the Company, (ii) will not result in a change in the value of the share capital of the Company or in the total number of shares, (iii) will not modify the rights conferred by the shares issued by the Company to their holders, and (iv) will not imply a change in the number of shares that make up each ADR, with the total number of outstanding ADRs remaining unchanged.

At a meeting of the Company’s Statutory Board held on June 2, 2025, the procedures for the implementation of the Transaction were approved and the period between June 3, 2025 (inclusive) and July 2, 2025 (inclusive) was defined, totaling thirty (30) days, so that shareholders holding common shares of the Company may, if applicable, compose their shareholding positions in whole lots and multiples of 100 shares, at their free and sole discretion, in order to ensure ownership of a whole number of shares as a result of the Transaction. For details of the operation, see the Note on subsequent events (Note 40).

34.	Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies, parent company and associated companies are as follows:

	Assets
	June 2025	December 2024

Telecom Italia Sparkle(i)	6,446	10,188
Gruppo Havas(vi)	-	12,831
TI Sparkle(iii)	45	28
TIM Brasil(vii)	23,218	23,260
Telecom Italia S.p.A. (ii)	3,282	24,962
I-Systems (ix)	46,966	45,907
Other	96	97
Total	80,053	117,273

	Liabilities
	June 2025	December 2024

Telecom Italia S.p.A. (ii)	109,240	154,729
Telecom Italia Sparkle(i)	5,235	11,599
TI Sparkle(iii)	1,284	11,290
TIM Brasil(iv)	10,866	10,858
Vivendi Group(v)	-	1,152
Gruppo Havas(vi)	-	104,757
I-Systems(viii)	57,097	58,613
TIM Brasil (x)	1,358,122	367,943
Other	6,823	3,865
Total	1,548,667	724,806

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

	Revenues
	June 2025	June 2024

Telecom Italia S.p.A. (ii)	15,158	92
Telecom Italia Sparkle(i)	4,255	3,124
TI Sparkle(iii)	163	168
I Systems	994	737
Total	20,570	4,121

	Cost / Expense
	June 2025	June 2024

Telecom Italia S.p.A. (ii)	83,129	69,268
Telecom Italia Sparkle(i)	2,598	3,941
TI Sparkle(iii)	6,441	8,982
Vivendi Group(v)	1,851	3,141
Gruppo Havas(vi)	274,836	289,997
I-Systems(viii)	223,079	210,260
Other	17,066	11,295
Total	609,000	596,884

(i)	amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(ii)	The amounts refer to international roaming, technical assistance and value added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the Company’s net revenue, with payment made on a quarterly basis.

(iii)	Values refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv)	Mainly refer to judicial deposits made on account of labor claims and transfers of employees.

(v)	the values refer to Value Added Services-VAS. In May 2025, the Vivendi Group ceased to be a related party.

(vi)	From the values described above, in the result, they refer to advertising services, of which, R$ 255,949 (R$ 263,547 on June 30, 2024), are related to media transfers. In May 2025, Gruppo Havas ceased to be a related party.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

(vii)	Refer to judicial deposits made on account of labor claims.

(viii)	The amounts refer to fiber infrastructure capacity services.

(ix)	Refers mainly to prepaid expenses, which represent the costs of installing the neutral network deferred for the effectiveness of the contract.

(x)	The amounts refer to the balance of interest on shareholders’ equity and dividends payable to the parent company.

The Company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. On June 30, 2025, the Company invested R$ 7,747 (R$ 5,146 on June 30, 2024).

Sales and purchases involving related parties are carried out at prices equivalent to those practiced in the market. Outstanding balances at the end of the period are not linked to guarantees and are settled in cash. There were no guarantees provided or received in connection with any accounts receivable or payable involving related parties.

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

35.	Management remuneration

The key management personnel includes: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	June 2025	June 2024

Short-term benefits	13,569	13,311
Share-based remuneration	7,089	4,930
	20,658	18,241

36.	Financial instruments and risk management

Among the financial instruments registered in the Company, there are derivatives that are financial assets or liabilities measured at fair value through profit or loss. At each balance sheet date such assets/liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and variations arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial revenues or expenses.

Derivatives are initially recognized at fair value on the date the derivative agreement is entered into, and are subsequently remeasured at fair value. The Company does not apply “hedge accounting”.

99

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

The company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to foreign exchange variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap and options contracts.

The company's financial instruments are being presented in compliance with IFRS 9 / CPC 48.

The main risk factors to which the Company is exposed are:

(i) Foreign exchange variation risks

The exchange rate risks relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange variation. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of canceling the impacts arising from the fluctuation of exchange rates on the balance sheet and financial result and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or derivative financial instruments to reduce the remaining risks of foreign exchange exposure in commercial contracts.

On June 30, 2025 and December 31, 2024, the Company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

(ii) Interest rate risks

Interest rate risks refer to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA, fixed rate and/or TLP, when such rates pose a risk to the company’s perspective of not corresponding proportionally to the rates relating to Interbank Certificates of Deposit (CDI). The Company opted to hedge the exposure linked to the IPCA arising from the issuance of debentures, financing to BNDES (FINAME) and BNB, all of them until maturity.

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on June 30, 2025 and December 31, 2024, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the Company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on June 30, 2025 and December 31, 2024 or revenues from services rendered during the periods ended June 30, 2025 and June 30, 2024.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

100

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of merchandise sales revenue during the periods ended June 30, 2025 and June 30, 2024. There are no customers who contributed more than 10% of the net receivables from the sale of goods as of June 30, 2025 and December 31, 2024.

(v)       Liquidity risk

Liquidity risk arises from the need for cash before the obligations assumed. The Company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity. See Notes 18 and 21.

The liquidity and cash flow management of the Company are carried out daily to ensure that the operational cash generation and prior fund raising, when necessary, are sufficient to maintain its schedule of operational and financial commitments.

All interest earning bank deposits of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or iii) sell assets to increase liquidity.

(vi) Financial credit risk

The cash flow forecast is performed by the Finance Executive Board, which monitors the continuous forecasts of the liquidity requirements to ensure that the Company has enough cash to satisfy its operating needs. This forecast takes into consideration the investment, debt financing plans, compliance with covenants, attainment of the internal goals and if applicable, external or legal regulatory requirements.

The risk is related to the possibility of the Company posting losses resulting from difficulties in the redemption of short-term interest earning bank deposits and swap contracts, due to possible insolvency of counterparties. The Company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

Fair value of derivative financial instruments:

The derivative financial instruments are presented below:

	June 2025		December 2024
	Assets	Liabilities	Assets	Liabilities

Operations with derivatives	434,155	220,270	379,888	224,275
Other derivatives(i)	-	-	522,822	-
	434,155	220,270	902,710	224,275

Current portion	(434,155)	(220,270)	(379,888)	(224,275)
Non-current portion	-	-	522,822	-

(i) Other derivatives are instruments of share subscription options represented the option of the Company to subscribe 4.62% of the shares of C6 capital, where the Group/Company paid share subscription premiums totaling R$ 26.3 million. As required by IFRS 9/CPC 48, the financial instrument must be valued at its fair value, which corresponds to R$ 523 million.

101

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

In March 2025, after obtaining CIMA’s approval, the Agreement signed on February 11, 2025, between the Company and Banco C6 was approved. Its purpose was to terminate the partnership between the parties and extinguish all ongoing disputes, including four arbitration proceedings. The Agreement includes the full disposal of the interest including all shares (Note 12) and subscription warrants outstanding (Note 36) held by TIM. With the formalization of the Agreement, the ownership interests and the subscription warrants were fully written off, with the recording of amounts receivable (see Note 6).

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in Notes 21 and 18.

Financial instruments measured at fair value:

	June 2025
	Level 1	Level 2	TOTAL

Total assets	2,833,522	609,472	3,442,994

Financial assets at fair value through profit or loss	2,833,522	609,472	3,442,994

Derivative financial instruments	-	434,155	434,155
Marketable securities	2,500,541	-	2,500,541
Other financial assets	332,981	175,317	508,298

Total liabilities	-	220,270	220,270

Financial liabilities at fair value through profit or loss	-	220,270	220,270

Derivative financial instruments	-	220,270	220,270

	December 2024
	Level 1	Level 2	TOTAL

Total assets	2,662,076	1,240,985	3,903,061

Financial assets at fair value through profit or loss	2,662,076	1,240,985	3,903,061

Derivative financial instruments	-	379,888	379,888
Other derivatives	-	522,822	522,822
Marketable securities	2,449,682	-	2,449,682
Other financial assets	212,394	338,275	550,669

Total liabilities	-	224,275	224,275

Financial liabilities at fair value through profit or loss	-	224,275	224,275

Derivative financial instruments	-	224,275	224,275

102

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a stock exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis. These instruments are included in the Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

The fair value of financial instruments that are not traded on active markets (for example, over-the-counter derivatives) is determined based on valuation techniques. These valuation techniques maximize the use of the data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

If relevant information is not based on data adopted by the market, the instrument is included in Level 3.

Specific evaluation techniques used to measure the financial instruments include:

•	Quoted market prices or quotes from financial institutions or brokerage firms for similar instruments.
•	The fair value of swaps of interest rate is calculated at the present value of future cash flows estimated based on yield curves adopted by the market.
•	Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

The fair values of currency derivative financial instruments and interest rates of the Company were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

Financial risk hedge policy adopted by the Company

The Company's policy establishes that mechanisms must be adopted to protect against financial risks arising from the contracting of financing in foreign currency or indexed to the interest rate, in order to manage said exposure.

103

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value. To cover interest rates, it is up to the Company to elect or not to contract a hedging mechanism, as provided for in the internal policies.

On June 30, 2025, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

Based on mandatory market developments, we changed the index of our debt with KFW/Finnvera from Libor to SOFR.

Likewise, for maintaining the hedge, we migrated the swap transaction with Bank of America, which until then was indexed to Libor and became indexed to SOFR as of January 2024. Transition without any cash effect and with the same cost as a percentage of the original CDI.

The selection criteria of financial institutions follow parameters that take into account the rating provided by renowned risk analysis agencies, shareholders’ equity and levels of concentration of operations and resources.

The operations with derivative financial instruments contracted by the Company and in force on June 30, 2025 and December 31, 2024 are shown in the following table:

June 30, 2025

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total debt	Total swap (Long position)¹		Long position	Short position
USD	SOFR X DI	KFW/ Finnvera	Bank of America	14,552	14,552	100%	SOFR + 1.17826% p.a.	92.59% CDI
BRL	IPCA x DI	BNB	XP & ITAU	492,326	493,505	100%	IPCA + 1.22−1.49% p.a.	55.19−69.50% CDI
BRL	IPCA x DI	DEBENTURE	ITAU	2,036,614	2,038,996	100%	IPCA + 4.0432% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	357,381	358,448	100%	IPCA + 4.23% p.a.	96.95% CDI

¹ In certain swap contracts, long position includes the cost of income tax (15%) and few debt contracts linked to IPCA were remeasured due to the deflation. After related taxes, coverage remains at 100%.

December 31, 2024

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total debt	Total swap (Long position)¹		Long position	Short position
USD	SOFR X DI	KFW/ Finnvera	Bank of America	33,031	33,031	100%	SOFR + 1.17826% p.a.	92.59% CDI
BRL	IPCA x DI	BNB	XP & ITAU	585,129	586,525	100%	IPCA + 1.22−1.49% p.a.	55.19−69.50% CDI
BRL	IPCA x DI	DEBENTURE	ITAU	1,972,245	1,976,088	100%	IPCA + 4.0432% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	385,592	386,743	100%	IPCA + 4.23% p.a.	96.95% CDI

¹ In certain swap contracts, long position includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

104

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI, US dollar (USD), SOFR and IPCA, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI, USD, SOFR and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

Sensitivity scenario (i)		Fair value in USD, EUR, BRL and IPCA (ii)	A) ∆ Accumulated variation in debt	Fair value of the long position of the swap (+)	Fair value of the short position of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final result (B-A)

	June 2025	2,679,582	-	2,679,582	(2,465,302)	214,280	-	-

CDI	probable	2,679,582	-	2,679,582	(2,465,302)	214,280	-	-
	possible	2,679,582	-	2,679,582	(2,460,397)	219,185	4,904	4,904
	remote	2,679,582	-	2,679,582	(2,455,991)	223,591	9,310	9,310
USD	probable	2,679,582	-	2,679,582	(2,465,302)	214,280	-	-
	possible	2,683,220	3,639	2,683,220	(2,465,302)	217,918	3,639	-
	remote	2,686,859	7,277	2,686,859	(2,465,302)	221,557	7,277	-
SOFR	probable	2,679,582	-	2,679,582	(2,465,302)	214,280	-	-
	possible	2,679,668	86	2,679,668	(2,465,302)	214,366	86	-
	remote	2,679,754	173	2,679,754	(2,465,302)	214,452	173	-
IPCA	probable	2,679,582	-	2,679,582	(2,465,302)	214,280	-	-
	possible	2,586,384	(93,197)	2,586,384	(2,465,302)	121,082	(93,197)	-
	remote	2,498,757	(180,825)	2,498,757	(2,465,302)	33,455	(180,825)	-

(i) Scenarios sensitized with the following increases in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

(ii) KFW Finnvera, BNB, Debenture and BNDES.

Risk variable	Sensitivity scenario (i)	CDI	USD	SOFR	IPCA

CDI	Probable	14.90%	5.4571	4.38%	5.35%
	Possible	18.63%	5.4571	4.38%	5.35%
	Remote	22.35%	5.4571	4.38%	5.35%
USD	Probable	14.90%	5.4571	4.38%	5.35%
	Possible	14.90%	6.8214	4.38%	5.35%
	Remote	14.90%	8.1857	4.38%	5.35%
SOFR	Probable	14.90%	5.4571	4.38%	5.35%
	Possible	14.90%	5.4571	5.47%	5.35%
	Remote	14.90%	5.4571	6.56%	5.35%
IPCA	Probable	14.90%	5.4571	4.38%	5.35%
	Possible	14.90%	5.4571	4.38%	6.69%
	Remote	14.90%	5.4571	4.38%	8.03%

(i) Scenarios sensitized with the following increases in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

105

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the scenarios mentioned.

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

The sensitivity analyses for derivative financial instruments in force on June 30, 2025 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

Table with gains and losses on derivatives in the period

	June 2025	June 2024
Net income (loss) from derivative operations	(9,254)	(29,527)
Income (loss) from operations with other derivatives	(165,780)	19,587

Capital management

The Group's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt.

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

	Loans and financing	Lease liabilities (ii)	Derivative financial instruments (assets) liabilities

December 31, 2024	3,035,501	12,575,846	(678,434)
Inflow	-	1,618,353	-
Cancellations/Terminated (i)	-	(81,153)	522,822
Financial charges	151,504	786,721	5,485
Net foreign exchange variations	(3,774)	-	3,769
Receipts / Payments of principal	(223,272)	(796,905)	3,602
Payment of interest	(53,703)	(785,708)	(71,129)

June 30, 2025	2,906,256	13,317,154	(213,885)

(i) Regarding the derivative instruments, it refers to the impact of the agreement with C6 where the derivatives were fully written off during the period (see Note 12).

106

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

	Loans and financing	Lease liabilities (ii)	Derivative financial instruments (assets) liabilities

December 31, 2023	3,770,946	12,256,775	(567,698)
Inflow	386,925	1,355,893	(20,370)
Cancellations	-	(328,231)	-
Financial charges	138,960	733,270	80,056
Net foreign exchange variations	50,528	-	(50,528)
Payments of principal	(1,170,677)	(825,874)	(38,739)
Payment of interest	(80,537)	(712,272)	(97,783)

June 30, 2024	3,096,145	12,479,561	(695,062)

(ii) Lease liability payments include payments of fines of R$ 31 million (R$ 59 million in the same period of 2024).

37.	Pension plan and other post-employment benefits

	June 2025	December 2024

FUNCESP Plans, Healthcare Plans (FIBER Healthcare Plan), PAMEC/asset policy and medical plan	3,461	3,461

ICATU, SISTEL and VIVEST

The Company sponsors defined benefit private pension and contribution plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of ICATU FUNDO MULTIPATROCINADO and Fundação Sistel de Seguridade Social. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the VIVEST foundation resulting from the incorporation of AES Atimus.

Such supplementary pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL benefit plan with a defined benefit feature. It includes retired employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for active and assisted employees with defined benefit characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

107

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

TIMPREV Plan (South and Northeast): pension plan for active and assisted employees with defined contribution characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

Administration agreement: administration agreement for retirement payment to retirees and pensioners of the company's predecessors. Said plan is managed by ICATU Fundo MULTIPATROCINADO;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Complementary pension plan managed by Vivest, which is the responsibility of TIM, due to the acquisition of AES Atimus, a company that belonged to the former Eletropaulo. Currently, the plan is in the process of Withdrawal of Sponsorship with the National Superintendence of Complementary Pensions (PREVIC).

Fiber medical plan: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM.

38.	Insurances

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, as of June 30, 2025, the Company had insurance contracts in force to cover operational risks, civil liability, cyber risks, environmental risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

Modalities	Maximum indemnity limits
Operational risks	R$ 480,037
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 90,000
Environmental risks	R$ 10,000
Automobile (executives and operational fleet)	R$ 1,000 for optional civil liability (Single guarantee of property damage and bodily harm) and R$ 100 for moral damages.

39.	Supplementary information to the cash flow

	June 2025	June 2024
Transactions not involving cash
Additions to property, plant and equipment and intangible assets - with no cash effect	(1,592,313)	(1,270,613))
Increase in lease liabilities - no cash effect	1,618,353	1,355,893
Dividends/JSCP approved and not yet paid.	2,157,000	1,173,000
Receivables - C6 Agreement	468,000	-

108

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2025 (In thousands of reais, unless otherwise indicated)

40.	Subsequent events

Dividends and interest on shareholders’ equity

July 25, 2025, the Board of Directors of TIM S.A. approved the distribution of R$ 320 million as Interest on Shareholders’ Equity. The payment will take place on October 21, 2025, and the date for identification of shareholders entitled to receive such amounts will be on July 22, 2025.

Reverse stock split and stock split operation

In early July, the Company carried out the reverse stock split and stock split procedure, after a term of 30 days, as described in Note 33. On July 14, 2025, the Company held the auction for the disposal of 22,059,698 common shares related to the fractions resulting from the reverse stock split and stock split, formed from the aggregation of the fractional shares.

The result of the auction, totaling R$ 455,691 already net of costs and fees, equivalent to R$ 20.66 per common share, has been made available to the holders of the fractional shares, in the appropriate proportions, until July 23, 2025.

109

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of the quarterly information, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on June 30th, 2025, and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, July 30th, 2025.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	Elias de Matos Brito Member of the Fiscal Council

HELOISA BELOTTI BEDICKS Member of the Fiscal Council

110

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Investor Relations Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Fabiane Reschke (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with article 27, paragraph 1, item VI of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the Company’s Financial Statements for the year ended June 30st, 2025.

Rio de Janeiro, July 30, 2025.

ALBERTO MARIO GRISELLI Diretor Presidente e Diretor de Relações com Investidores (Chief Executive Officer and Investor Relations Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	BRUNO MUTZENBECHER GENTIL Business Support Officer
FABIANE RESCHKE Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

111

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Investor Relations Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Fabiane Reschke (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with Section 27, paragraph 1, item V of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Financial Statements for the year ended June 30st, 2025.

Rio de Janeiro, July 30, 2025.

ALBERTO MARIO GRISELLI Diretor Presidente e Diretor de Relações com Investidores (Chief Executive Officer and Investor Relations Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	BRUNO MUTZENBECHER GENTIL Business Support Officer
FABIANE RESCHKE Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

112

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 30, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer